Brookfield

2025

Brookfield Corporation

Q1 INTERIM REPORT

INTERIM REPORT Q1 2025

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31	2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$17,944	$22,907
Net income	215	519
Net income attributable to shareholders	73	102
Distributable earnings before realizations[1]	1,301	1,001
Distributable earnings[1]	1,549	1,216
PER SHARE
Net income	$0.02	$0.04
Distributable earnings before realizations[1]	0.82	0.63
Distributable earnings[1]	0.98	0.77
Dividends[2]	0.09	0.08
(UNAUDITED) AS AT MAR. 31, 2025 AND DEC. 31, 2024
	2025	2024
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets	$491,577	$490,424
Equity	158,930	165,383
Common equity	41,160	41,874
Diluted number of common shares outstanding	1,591	1,602
Market trading price – NYSE	$52.41	$57.45
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 29.
Q1 2025 Interim Report    1

2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Q1 2025 Interim Report    3

LETTER TO SHAREHOLDERS
OVERVIEW
Our business performed well, with good progress across each of our core operations. Our asset management business had inflows of $25 billion and we added to our real asset credit franchise by agreeing to acquire a majority stake in an alternative private credit manager. Our operating businesses generated strong earnings, driven by their resilient cash flows, and we strengthened our capital, successfully financing over $30 billion of debt across our operations. Wealth solutions continued to deliver strong financial performance, and it received its regulatory license to launch in the U.K.—the first dedicated PRT license granted in the U.K. since 2007.
We advanced a number of important large-scale investments across the business, deploying $16 billion, and have an active pipeline. We monetized approximately $22 billion of assets, delivering strong risk-adjusted returns to our clients. We also increased the pace of our share buybacks in the quarter with the pull-back in the stock markets. To date this year, we acquired approximately $850 million of shares, adding intrinsic value to each remaining share.
While the geopolitical environment is more uncertain than three months ago, our focus remains the same: find great businesses to acquire, buy them when we can acquire for value, and operate them well once we own them. History has proven, through all economic conditions, that owning great businesses for long periods of time is the cornerstone of wealth creation.
GLOBAL MARKETS WERE VOLATILE; OUR BUSINESS STRONG
We started the year with positive economic momentum. To date, growth and labor market data have remained resilient, but changes in U.S. trade policy have created uncertainty in capital markets. While our businesses and operations are not immune, they are generally insulated from the current environment. This is because our business focus is on providing essential products and services, which do not rely on the cross-border movement of goods; they serve customers locally and generally pass through increased input costs contractually to the end consumer.
As we have experienced in previous periods of stress, markets move for reasons that often don’t reflect underlying fundamentals. This creates opportunities for experienced, well-capitalized investors to invest for value. Regardless of how the current administration’s trade policy develops, the U.S. remains a premier destination for investment globally. It is energy independent, boasts the largest GDP in the world, has the deepest and most liquid capital markets, and is a leader in technology and entrepreneurship. The administration’s objectives focus on lower taxes, deregulation and industrialization, which on balance are positive from a long-term investment perspective. We will all get to the other side of this.
STAYING THE COURSE – HOLD OR DRAW; DO NOT FOLD
Reflecting on periods of uncertainty over the last number of decades, we would like to offer our perspective on long-term investing. While it always feels like the first time in the moment, we have managed through many periods similar to the one we are seeing today. Our objective always remains the same: to create long-term value for our shareholders by buying, operating and owning businesses for long periods of time.
While price fluctuations in the moment seem significant, in the fullness of time they are likely to represent small deviations in the overall trajectory of the long-term compounding of wealth. Consider that the S&P 500 has delivered an annualized return of 10% over the past 30 years. Comparatively, our shareholders have earned an annualized return of 18% over that same 30 years by simply staying invested in Brookfield. Below is the S&P 500 chart over the past 30 years. Remember this next time you feel the urge to sell.
4    BROOKFIELD CORPORATION

The Power of Staying Invested
S&P 500 Index 1995-Present
With a franchise that spans 30 countries, we have the operating expertise to navigate change. Our consistent investment and operating approach has allowed us to deliver stable and growing results for decades. This includes taking a measured approach to risk, focusing on execution over sentiment, and investing in the backbone of the global economy, especially in periods of greater uncertainty.
Crucial to this success over the years has also been the effective allocation and reinvestment of our free cash flow. We have a broad perspective on the relative investment opportunities and capital needs across our entire franchise. Our philosophy has always been to largely distribute out all free cash flow from our operating companies to the Corporation and to centralize cash flow reinvestment decisions. This approach becomes even more valuable during periods of uncertainty, when price can diverge substantially from value and we are presented with attractive value investment opportunities—not least repurchasing our own shares in the market. So far this year, we have capitalized on the market volatility to repurchase approximately $850 million of our shares at a significant discount to our view of intrinsic value. Warren Buffett articulated this point about capital allocation well:
“Charlie [Munger] and I mainly attend to capital allocation and the care and feeding of our key managers. Most of these managers are happiest when they are left alone to run their businesses, and that is customarily just how we leave them. That puts them in charge of all operating decisions and of dispatching the excess cash they generate to headquarters. By sending it to us, they don't get diverted by the various enticements that would come their way were they responsible for deploying the cash their businesses throw off. Furthermore, Charlie and I are exposed to a much wider range of possibilities for investing these funds than any of our managers could find in his or her own industry.”
This deliberate approach to capital allocation has been a key contributor to our ability to scale our business, and to withstand economic cycles across all the sectors in which we invest. This flexibility is one of our greatest strengths—and is something we created methodically and meticulously over many years.
Over the long term, price always meets value—market fluctuations are a natural part of the economic cycle, and the returns of a great business compound through all markets, good or bad.
Q1 2025 Interim Report    5

OPERATING RESULTS WERE STRONG AND SHOULD CONTINUE TO BE
Our first quarter financial results were strong. Each of our businesses continues to generate stable and growing cash flow. Each demonstrated resilience, supported by strong underlying fundamentals.
Financial Results
Distributable earnings (DE) before realizations were $1.3 billion, or $0.82 per share, in the quarter and $5.2 billion, or $3.26 per share, over the last 12 months. This represents an increase of 30% per share over the prior year quarter.
Asset Management – Our asset management business generated distributable earnings of $684 million, or $0.43 per share, in the quarter and $2.7 billion, or $1.71 per share, over the last 12 months. We raised $25 billion during the quarter, continuing our strong fundraising momentum. We closed on our flagship opportunistic credit strategy at $16 billion and held the final institutional close for the fifth vintage of our flagship opportunistic real estate strategy. We closed on $5.9 billion in the quarter in that strategy, increasing total capital raised to date to approximately $16 billion, already exceeding our goal. With the final close-out of clients in wealth and regional sleeves expected over the balance of the year, we are set to have by far our largest pool of capital for opportunistic real estate to date. We continue to see strong interest for our second global transition strategy and expect to hold the final close in the coming months. Fundraising helped drive fee-bearing capital to $549 billion, representing an increase of 20% from a year ago. Subsequent to quarter end, we announced the acquisition of a majority stake in Angel Oak, a leading origination platform and asset manager delivering innovative mortgage and consumer products with over $18 billion in assets under management.
Wealth Solutions – Our wealth solutions business generated distributable operating earnings of $430 million, or $0.27 per share, in the quarter and $1.5 billion, or $0.95 per share, over the last 12 months, benefiting from strong investment performance and the growth of the insurance asset base. We continue to build our insurance float by raising predictable, long-duration liabilities. During the quarter, we originated $4 billion of retail and institutional annuity sales, increasing insurance assets to $133 billion at quarter end. Leveraging the broader Brookfield ecosystem, we continue to gradually rotate the investment portfolio into higher quality investments and were able to generate an average investment portfolio yield of 5.7%, 1.8% higher than the average cost of funds, maintaining a 15% return on our invested capital. We anticipate increasing annualized earnings from approximately $1.7 billion today to $2 billion in the near term. Through our combined wealth solutions platforms, we are raising close to $2 billion of retail capital per month, which includes over $650 million a month from our private wealth channel.
Operating Businesses – Our operating businesses continue to deliver resilient and stable cash flows, generating distributable earnings of $426 million, or $0.27 per share, in the quarter and $1.7 billion, or $1.08 per share, over the last 12 months. Cash distributions from our renewable power and transition, infrastructure and private equity businesses were underpinned by their strong operating earnings. Additionally, in our North American residential business, we generated approximately $640 million of proceeds through the sale of master plan communities as we execute on our plan to shift the business to a more capital-light model. Our core real estate portfolio continues to benefit from increased demand for the highest-quality assets. Positive demand drivers are further supported by a muted supply outlook, contributing to higher occupancy and strong rental growth. As a result, we are seeing same-store NOI growth of 3% over the prior year quarter. We remain well-positioned to capitalize on these favorable market dynamics, which should drive sustained growth across our real estate portfolio.
Monetizations and Carried Interest – We continue to implement our investment business plans and value creation strategies. Accumulated unrealized carried interest increased by 14% over the last 12 months to $11.6 billion. As we execute on our monetization pipeline, we expect to realize much of this into income over the next five years. While uncertainty in the current environment may impact transaction activity, we continue to see strong demand for the globally diversified portfolio of high-quality, cash-generating assets and businesses we own. We closed approximately $22 billion of asset sales across the business in the quarter, with substantially all sales being completed at prices in line or above our carrying values.
6    BROOKFIELD CORPORATION

In our infrastructure business, we completed the sale of a minority stake in a portfolio of fully contracted containers within our global intermodal logistics operation, and we sold two regulated natural gas transmission pipelines in Mexico. We agreed to sell the remaining 25% interest in NGPL, a U.S. gas pipeline. This closed out an extremely successful exit from the business, generating total gross proceeds of over $1.7 billion, crystallizing an 18% IRR and a 3x multiple of capital. We also agreed to sell a minority stake in a portfolio of operating sites from our European hyperscale data center platform for approximately $460 million, and are progressing the sale of an additional stake in the portfolio.
In our real estate business, we closed the previously announced sale of our luxury 360-key hotel and golf club in Florida. This transaction marked one of the largest single U.S. hospitality transactions in the last 12 months. We completed the sale of an office asset in Sydney, a portfolio of U.S. manufactured housing assets, and agreed to sell two shopping malls in Brazil for approximately $450 million. We also agreed to sell a logistics asset in Sydney for approximately A$330 million—the largest single-asset logistics transaction ever completed in Australia.
In our renewable power and transition business, we closed the sale of the first phase of our Indian solar and wind portfolio, as well as an electricity generation and storage facility in the U.K. We also reached an agreement to sell an additional 25% stake in one of our U.S. wind portfolios. In our private equity business, we sold the shuttle tanker segment of our offshore oil services operation.
As we execute monetizations and return capital to investors over the course of 2025 and beyond, we will be well-positioned to realize significant carried interest into earnings in the coming years.
Balance Sheet and Liquidity – We continue to maintain a conservatively capitalized balance sheet and high levels of liquidity. At quarter end, our perpetual capital base was approximately $170 billion, with a modest amount of long-dated corporate debt at the Corporation. This positions us well to capitalize on attractive growth opportunities, protects us from downside risks through market cycles, and enables us to continue to repurchase shares opportunistically. We executed on over $30 billion of financings across the business.
A few highlights include:
•The Corporation issued $500 million of 30-year senior unsecured notes, achieving its tightest 30-year spread to date. Similarly, Brookfield Renewable Partners issued C$450 million of medium-term notes during the quarter at its tightest new-issue spread in almost 20 years.
•In our private equity business, we completed an upfinancing at Clarios, our battery business, which funded a $4.5 billion special distribution to shareholders representing an approximate 1.5x realized multiple on our original investment, while retaining our entire share of the business.
•We issued €500 million of bonds at our German office REIT, a $360 million financing of a high-quality shopping center in the U.S., and approximately C$430 million of bonds on a core office asset in Canada.
•In our infrastructure business, we closed $885 million and $940 million of investment-grade asset-backed securities at our U.S. hyperscale and U.S. colocation data center businesses, respectively. These financings underscore the continued demand from lenders for digitalization opportunities.
WEALTH SOLUTIONS IS OUR “NEWEST” ENGINE OF GROWTH
Five years ago, we established Brookfield Wealth Solutions (BWS). From the outset, our objective was building a business that can generate a durable 15%+ return on equity through economic cycles. Our goal is to source low-risk liabilities and earn our extra returns by drawing on our differentiated core competencies across real assets to invest a portion of the capital into real-asset credit and equity.
Real assets are ideal investments for insurance balance sheets because they generate long-term, inflation-protected cash flows. We have a unique capability in this area; our investment approach allows us to operate with conservative leverage and we have capitalized our insurance entities with more than $11 billion of equity capital. Our insurance operating companies are stronger and far better capitalized under our ownership than they were before, and we expect to build on this as we expand the business’ presence globally.
Q1 2025 Interim Report    7

After growing through several acquisitions in the U.S. over the past few years, we are now beginning our international expansion. We were recently granted the first dedicated pension risk transfer license in the U.K.—the first such license to be granted since 2007—and plan to bring our strong track record of servicing policyholders to the region. With over £500 billion of corporate pension transfers to insurance companies expected over the next decade in the U.K., this represents a key market for continued growth.
One of our great advantages is our ability to leverage the Brookfield ecosystem, including our vast network for sourcing investment opportunities. We can offer our insurance pools access to transactions that are available to few other insurance companies. This includes acquiring investments in real assets, including real estate, to deliver attractive risk-adjusted returns through economic cycles to policyholders and our shareholders.
Real estate has been a widely held asset class across the insurance industry for many years, and the insurance companies we acquired already had a significant concentration of real estate in their investment portfolio. Our real estate business is one of the world’s highest-quality, largest and most established platforms, and as owners and operators over many decades, we have curated a portfolio of the best real estate assets around the world. These properties are premier assets in gateway cities and are exceptionally compatible with the long-dated nature of the insurance liabilities we manage on behalf of our policyholders. For these reasons, our intention is to slowly migrate some of these assets into BWS’ insurance accounts without materially impacting the overall allocation to real estate.
By rotating the incumbent real estate portfolio into a higher quality class of real estate, we are positioning our business for continued growth and attractive risk-adjusted earnings. As we execute our strategy it is important to note a few key points:
•Brookfield Wealth Solutions (NYSE: BNT, TSX: BNT) is a paired security to BN, meaning that both securities (BNT and BN) share the same underlying economic value—the value of overall Brookfield. This means that there is no winner or loser in any transactions done because the shareholders of BN and BNT share the same economic value. The tax profile for the shareholder is the only differentiating economic factor in owning one security or the other.
•For our insurance accounts, all transactions are subject to a robust review process—both internal and external, which includes conflicts committee approval, third-party pricing validation and regulatory oversight. Rest assured, we are building this business for the long term and therefore err on the side of conservatism in terms of pricing and process with our regulated accounts.
Our rigorous process ensures these transactions are always conducted with integrity and at arm’s length, and everything we do to strategically support the growth of our wealth solutions business reflects our long-term commitment to our policyholders.
ARTIFICIAL INTELLIGENCE IS HERE, BUT WE ARE STILL IN THE EARLY INNINGS
Artificial intelligence (AI) is going to drive remarkable advancements in productivity, and we are just starting to witness its transformative impact. Based on the evolution of other technologies, we expect to see ever-increasing improvement in software and the application to robotics. Simply stated, this will make companies more productive, and while it is obvious that the major technology companies will be winners, the less obvious, real winners, will be those that apply these technologies wisely to everyday businesses.
As AI advances and becomes more efficient, companies will be able to introduce it at lower costs. Before long, we expect businesses will be able to create models tailored to their specific needs—and trained on their own data—to enhance many aspects of their operations. We are already leveraging the productivity benefits of AI within our portfolio companies, particularly in private equity, but this is just the beginning.
The U.S. is set to lead AI breakthroughs, supported by policies promoting the reshoring of key manufacturing, supply chains and technologies. These initiatives aim to secure America's technological edge and boost its economy, markets, and defense. Industrial businesses are investing heavily to reshore their manufacturing processes,
8    BROOKFIELD CORPORATION

reinforcing their domestic supply chains. We see many attractive opportunities for disciplined investors like us to continue providing much-needed capital to fund these initiatives.
These AI and related industrial opportunities won’t be limited to the United States. Countries around the world require sovereign AI and are looking to build many gigawatts of capacity to support their industries. France, for example, aims to be a data center leader in Europe, given its surplus of carbon-free nuclear power, and we have announced a €20 billion infrastructure investment program to support this buildout.
Digitalization remains a key driver of our infrastructure business’ current investment pipeline, with strong data center growth expected from both current and future use cases. A very large amount of capital is required to support this, and we are well positioned to be a leader in digitalization and AI infrastructure, while maintaining our consistent and disciplined investment approach.
THE WORLD NEEDS ALL THE POWER IT CAN GET
Market fundamentals remain exceptionally strong for power. Digitalization, reindustrialization and electrification are driving robust demand that far outpaces supply, favoring platforms of operational scale and diversification like ours.
The low cost of renewables, along with their ability to be deployed quickly in most markets, means that they continue to offer the most viable solution to meet growing energy demand. Despite recent weakness in market sentiment, we expect the significant supply-demand imbalance to help insulate industry leaders like us who are strategically positioned to expand our market position as power demand continues to rise.
While shifting U.S. policy does introduce some risk to the renewable power sector, it also presents significant opportunity. The new U.S. administration's actions to boost industrial, manufacturing, and data center activity are expected to increase electricity demand even more. We believe the growth prospects for low-cost, mature renewable technologies are stronger than ever, as they will play a crucial role in meeting these increasing generation capacity requirements.
As growing energy demand accelerates, development of energy storage solutions will be critical to ensure transmission availability and grid stability. This represents an attractive investment opportunity for investors of scale that have the ability to deliver comprehensive solutions to support the electrification of the global energy grid. The recent blackout in Spain and Portugal highlights the clear need for robust grid infrastructure and stability measures. We see large-scale battery energy storage systems and distributed generation as increasingly important parts of the solution—an area where we have been building and adding to our suite of capabilities
The robust growth of our renewables pipeline is broad and includes projects driven by a “corporate pull” from global technology companies investing substantial capital in data center development to support digitalization and AI applications, as well as opportunities driven by the development of energy storage solutions aimed at supporting the electrification of the global grid.
As energy demand accelerates, the largest buyers of power will increasingly seek credible partners like us who have the operating expertise to secure their electricity needs. Our global team, capabilities and access to capital mean that we can deliver scalable solutions across technologies and regions few others can, and this reinforces our position as a partner of choice among all leading players in the sector.

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IN CONCLUSION
Over decades of operations, we have successfully navigated through many periods of uncertainty. We remain committed to our core competencies—investing in high-quality assets and businesses that compound strong cash returns on equity, while emphasizing downside protection for the capital employed. Our primary objective continues to be generating increased cash flows on a per share basis, thereby enhancing intrinsic value per share over the long term.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
May 8, 2025

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
10    BROOKFIELD CORPORATION

MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	41
Overview	14	Infrastructure	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	17	Corporate Activities	48
Income Statement Analysis	18	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	24	Capitalization	49
Foreign Currency Translation	28	Liquidity	53
Corporate Dividends	29	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	30	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	32	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	33	Management Representations and Internal
Asset Management	35	Controls	57
Wealth Solutions	40	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management Ltd. (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd., a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, and the impact of acquisitions and dispositions on our business.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Corporate Activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment
12    BROOKFIELD CORPORATION

strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
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PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
14    BROOKFIELD CORPORATION

✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at March 31, 2025 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 73% ownership interest in Brookfield Asset Management Ltd. (“BAM”)1,2 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd., is a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
As at March 31, 2025, total insurance assets within our Wealth Solutions business grew to $133 billion with the origination of new annuities and pension risk transfer transactions during the quarter, and annualized earnings are $1.7 billion. Spread earnings are expected to grow as we continue to reposition the investment portfolio over time.
BAM acts as the investment manager of most of the assets of BWS.
1 See definition in Glossary of Terms beginning on page 58.
2 In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM, which in turn holds 100% of our Asset Management business.
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OPERATING BUSINESSES
We have approximately $42 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our Asset Management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)11 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. On a combined basis with our wealth solutions business, we hold a 67% ownership interest in Brookfield Business Partners (“BBU”)1, 42% being directly held by the Corporation, and for which we receive quarterly distributions. BBU has a policy of paying a modest distribution and reinvesting the majority of its funds from operations (“FFO”) back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate business that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi & single family residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1 See definition in Glossary of Terms beginning on page 58.
16    BROOKFIELD CORPORATION

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2024 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS Accounting Standards used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2024 annual report.
OVERVIEW
During the current quarter, net income was supported by continued fundraising momentum and capital deployment in our Asset Management business, strong investment performance and the growth of the insurance asset base in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income was $215 million in the current quarter, with $73 million attributable to common shareholders ($0.02 per share) and $142 million attributable to non-controlling interests.
The $304 million decrease in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives across our Infrastructure and Renewable Power and Transition segments, and lease commencements and higher rents in our core portfolio within our Real Estate segment;
•an increase in other income and gains of $348 million primarily due to higher disposition gains in our Infrastructure and Private Equity segments; and
•the recognition of tax benefits at our advanced energy storage operation within our Private Equity segment; more than offset by
•a decrease in fair value changes of $1.0 billion, primarily related to the absence of a bargain purchase gain included in the prior year quarter within our Infrastructure segment, as well as valuation decreases on our financial asset interest in a European telecom operation within our Private Equity segment;
•a decrease in equity accounted income of $167 million as our share of increases in the value of certain U.S. office and retail assets in our core portfolio within our Real Estate segment were more than offset by mark-to-market changes related to insurance reserves within our Wealth Solutions business;
•an increase in interest expense of $33 million, of which $254 million related to asset-level upfinancing, and $6 million from higher rates on corporate borrowings, partially offset by the impact of dispositions of $188 million and lower rates on variable debt obligations of $39 million; and
•an increase in income tax expense of $102 million compared to the prior year quarter primarily due to the derecognition of deferred tax assets.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into the rate base primarily within our Infrastructure segment, and the favourable impact of foreign currency translation across our segments. This was partially offset by the deconsolidation upon partial disposition of Brookfield India Real Estate Trust (“India REIT”) within our LP Investments included in our Asset Management segment, which is now recognized within our equity accounted investments, as well as the dispositions of certain assets primarily in our Private Equity segment.
1 See definition in Glossary of Terms beginning on page 58.
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INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three months ended March 31, 2025 and 2024:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2025	2024	Change
Revenues	$17,944	$22,907	$(4,963)
Direct costs[1]	(13,450)	(19,046)	5,596
Other income and gains	588	240	348
Equity accounted income	519	686	(167)
Expenses
Interest
Corporate borrowings	(179)	(173)	(6)
Non-recourse borrowings	(3,982)	(3,955)	(27)
Corporate costs	(18)	(17)	(1)
Fair value changes	(824)	158	(982)
Income tax expense	(383)	(281)	(102)
Net income	215	519	(304)
Less: Net income attributable to non-controlling interests	(142)	(417)	275
Net income attributable to shareholders	$73	$102	$(29)
Net income per share	$0.02	$0.04	$(0.02)
1.Direct costs include $2.5 billion of depreciation and amortization expense for the three months ended March 31, 2025 (2024 – $2.5 billion).
Three Months Ended March 31
Revenues for the quarter were $17.9 billion, a decrease of $5.0 billion or 22% compared to the prior year quarter, primarily as:
•higher revenues from lease commencements and higher rents on core properties, within our Real Estate segment; and
•increased contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and rate base increases and from our Renewable Power and Transition segment due to commissioning of recent development projects; were more than offset by
•the absence of contributions from recent net dispositions, primarily from our road fuels operation within our Private Equity segment sold in the third quarter of 2024.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 20.
Direct costs of $13.5 billion decreased by $5.6 billion, primarily due to:
•the impact of the sale of our road fuels operation in the third quarter of 2024, as well as lower direct costs at our advanced energy storage operation due to the recognition of tax benefits, both within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth within our Infrastructure segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
Other income and gains increased by $348 million from the prior year quarter primarily due to disposition gains on the sale of our Mexican natural gas transmission pipelines and our offshore oil services’ shuttle tanker operation within our Infrastructure and Private Equity segments, respectively.
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Equity accounted income decreased by $167 million as our share of increases in the value of certain U.S. office and retail assets in our core portfolio within our Real Estate segment were more than offset by mark-to-market changes related to insurance reserves within our Wealth Solutions business.
Interest expense of $4.2 billion, of which $4.0 billion relates to non-recourse financing, increased by $33 million compared to the prior year quarter due to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of dispositions and lower interest rates on floating rate debt.
We recorded fair value decreases of $824 million compared to gains of $158 million in the prior year quarter. The decrease is primarily due to:
•a gain on the deconsolidation of India REIT within our LP Investments; more than offset by
•the absence of a bargain purchase gain included in the prior year quarter within our Infrastructure segment;
•valuation decreases on our financial asset interest in a European telecom operation within our Private Equity segment, and
•debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility within our Infrastructure segment; and
•transaction and restructuring costs on acquisitions within our Renewable Power and Transition and Private Equity segments.
Refer to pages 21 and 22 for a discussion on fair value changes.
We recorded an income tax expense of $383 million for the quarter compared to $281 million in the prior year quarter mainly due to higher current tax expenses in the current quarter.
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SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three months ended March 31, 2025:

	Acquisitions		Dispositions
FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$182	$(10)	$(139)	$(37)
Infrastructure	321	(88)	(29)	(10)
Private Equity	142	(12)	(5,061)	31
Real Estate and Other	113	73	(123)	25
	$758	$(37)	$(5,352)	$9
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $758 million and net loss of $37 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed incremental revenues of $182 million and a net loss of $10 million. These contributions were primarily due to the acquisition of a leading global renewables developer in France in the fourth quarter of 2024.
Infrastructure
Recent acquisitions contributed incremental revenues of $321 million and a net loss of $88 million. These contributions were primarily from our acquisition of an Indian telecom tower operation in the third quarter of 2024.
Private Equity
Recent acquisitions contributed incremental revenues of $142 million and a net loss of $12 million. These contributions were primarily from our acquisition of an electric heat tracing systems manufacturer in the first quarter of 2025.
Real Estate
Recent acquisitions contributed incremental revenues of $113 million and net income of $73 million, primarily from our acquisitions of multifamily asset portfolios and a student housing portfolio in the U.S in the second half of 2024.
DISPOSITIONS
Recent asset sales reduced revenues by $5.4 billion and increased net income by $9 million in the current quarter, primarily due to the disposition of our road fuels operation in the third quarter of 2024 within our Private Equity segment.
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FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024	Change
Investment properties	$(115)	$87	$(202)
Transaction related income, net of expenses	72	428	(356)
Financial contracts	90	57	33
Impairment and provisions	(346)	(73)	(273)
Other fair value changes	(525)	(341)	(184)
Total fair value changes	$(824)	$158	$(982)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), maximize returns through a development or buy-fix-sell strategy (“transitional and development”), or recycle capital from the private funds of our Asset Management business (“LP investments”).
The table below disaggregates investment property fair value changes by asset type:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024	Change
Asset Management Direct Investments – Real Estate LP Investments	$(3)	$194	$(197)
Real Estate – Core	29	72	(43)
Real Estate – Transitional and Development	(164)	(183)	19
Other investment properties	23	4	19
	$(115)	$87	$(202)
We discuss the key valuation inputs of our investment properties beginning on page 56.
Real Estate LP Investments
Valuation decreases of $3 million primarily relate to:
•fair value uplifts on our Australian senior living and European student housing portfolios due to updated market assumptions; and
•higher valuations in our India office and REIT portfolios due to strong leasing; more than offset by
•valuation decreases at certain U.S. office, retail, and logistics assets due to updated market assumptions.
In the prior year quarter, valuation increases of $194 million primarily relate to higher valuations in our India office and REIT portfolios due to higher occupancy rates, and fair value uplifts in our Shanghai mixed-use and Brazil office portfolios due to updated market assumptions.
Core
Valuation increases of $29 million were primarily due to higher cashflows at certain U.S. office assets as a result of updated leasing assumptions.
Valuation increases of $72 million in the prior year quarter were mainly due to higher cash flows at certain U.S. retail assets due to updated leasing assumptions.
Transitional and Development
Valuation decreases of $164 million were primarily due to updated market assumptions and capitalization rate expansion at certain U.S. office assets.
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Lower valuations of $183 million in the prior year quarter were mainly due to to lower rental growth assumptions at certain U.S. office assets, and discount and capitalization rate expansion at certain Canadian and Australian office assets.
Transaction Related Income, Net of Expenses
Transaction related income, net of expenses, totaled $72 million for the quarter. This is primarily due to a gain on deconsolidation of India REIT within our LP Investments, partially offset by transaction and restructuring costs on acquisitions within our Renewable Power and Transition and Private Equity segments.
The prior year quarter transaction related income, net of expenses, of $428 million was primarily due to a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment, partially offset by transaction and restructuring costs on acquisitions, net of dispositions within our Private Equity segment.
Financial Contracts
Financial contracts mark-to-market increases for the quarter of $90 million is primarily attributable to mark-to-market gains on tax benefits within our Renewable Power and Transition segment, partially offset by mark-to-market decreases on foreign currency derivatives and interest rate swaps within our Renewable Power and Transition and Private Equity segments.
The increase of $57 million in the prior year quarter was primarily attributable to mark-to-market gains on energy derivatives and power contracts within our Renewable Power and Transition segment.
Impairment and Provisions
Impairment and provisions of $346 million in the quarter are primarily related to valuation decreases on our financial asset interest in a European telecom operation within our Private Equity segment, and the roll-off upon recognition of tax benefits at our Spanish renewable energy asset within our Renewable Power and Transition segment.
Impairment and provisions expense was $73 million in the prior year quarter related to various one-time charges across our segments.
Other Fair Value Changes
Other fair value decreases of $525 million in the quarter are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, and revaluation of third-party liabilities at our Indian telecom tower operation, all within our infrastructure segment.
Other fair value decreases of $341 million in the prior year quarter were primarily attributable to mark-to-market changes on the non-controlling interests’ share of India REIT valuation gains within our LP investments, and debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment.
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INCOME TAXES
We recorded an aggregate income tax expense of $383 million in the quarter (2024 – $281 million), including current tax expenses of $542 million (2024 – $325 million) and a deferred tax recovery of $159 million (2024 – $44 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended
FOR THE THREE MONTHS ENDED MAR. 31	2025	2024	Change
Statutory income tax rate	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(29)	(29)	—
Taxable loss attributed to non-controlling interests	33	25	8
Derecognition (recognition) of deferred tax assets	10	(15)	25
Non-recognition of the benefit of current quarter tax losses	28	9	19
Non-deductible expenses	3	10	(7)
International operations subject to different tax rates	6	6	—
Investment and production tax credits	(16)	—	(16)
Other	3	3	—
Effective income tax rate	64%	35%	29%
For the three months ended March 31, 2025, we realized gains on dispositions that were subject to tax rates different from our statutory income tax rate. This contributed to a 29% reduction in our effective tax rate.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the losses in connection with these entities but only our share of the associated tax recovery. This has increased our effective tax rate by 33% for the three months ended March 31, 2025.
We have recorded a deferred tax expense primarily in respect of the derecognition of previously recognized tax attributes in our Private Equity segment which increased our effective tax rate by 10% for the three months ended March 31, 2025.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 28% for the three months ended March 31, 2025.
Certain expenses incurred were not deductible for tax purposes, resulting in a 3% increase to the effective tax rate for the three months ended March 31, 2025.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 6% for the three months ended March 31, 2025. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
During the quarter, our Renewable Power and Transition segment realized investment tax credits that resulted in deferred tax recoveries. This contributed to a 16% reduction in our effective tax rate for the three months ended March 31, 2025.
Q1 2025 Interim Report    23

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at March 31, 2025, and December 31, 2024:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024	Change
Assets
Property, plant and equipment	$152,908	$153,019	$(111)
Investment properties	95,960	103,665	(7,705)
Equity accounted investments	69,405	68,310	1,095
Cash and cash equivalents	12,437	15,051	(2,614)
Accounts receivable and other	30,503	30,218	285
Intangible assets	37,219	36,072	1,147
Goodwill	37,024	35,730	1,294
Other assets	56,121	48,359	7,762
Total assets	$491,577	$490,424	$1,153
Liabilities
Corporate borrowings	$14,607	$14,232	$375
Non-recourse borrowings of managed entities	231,257	220,560	10,697
Other non-current financial liabilities	28,252	30,136	(1,884)
Other liabilities	58,531	60,113	(1,582)
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	113,667	119,406	(5,739)
Common equity	41,160	41,874	(714)
Total equity	158,930	165,383	(6,453)
	$491,577	$490,424	$1,153
March 31, 2025 vs. December 31, 2024
Total assets increased by $1.2 billion from December 31, 2024 to $491.6 billion as at March 31, 2025. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, primarily in our Real Estate and Private Equity segments and the favourable impact of foreign currency translation since the beginning of the year. This was partially offset by the deconsolidation of India REIT within our LP Investments included in our Asset Management segment and amortization and depreciation of our asset base.
PP&E decreased by $111 million primarily as a result of:
•acquisitions and additions of $3.5 billion, which includes the investments in development projects within our Renewable Power and Transition segment, and the acquisition of an electric heat tracing systems manufacturer within our Private Equity segment; and
•the favourable impact of foreign currency translation and other items of $2.1 billion due to depreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition segment; more than offset by
•dispositions and assets reclassified as held for sale of $3.9 billion primarily within our Renewable Power and Transition segment; and
•depreciation of $1.8 billion during the quarter.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
24    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s real estate assets. The balance as at March 31, 2025 decreased by $7.7 billion from December 31, 2024, primarily due to:
•additions of $2.6 billion primarily driven by the acquisition of a portfolio of single-family rental homes in the U.S. in our LP investments included in our Asset Management segment;
•the favourable impact of foreign currency translation and other of $924 million due to the depreciation of the U.S. dollar against most major currencies; more than offset by
•the reclassification of certain assets to held for sale of $7.3 billion, primarily related to the transfer of certain senior living and student housing assets to held for sale within our LP investments; and
•the impact of the deconsolidation of India REIT within our LP investments of $3.6 billion .
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $1.1 billion to $69.4 billion, primarily due to:
•additions, net of disposals, of $1.4 billion; and
•our proportionate share of comprehensive income of $255 million; and
•the favourable impact of foreign currency translation and other items of $435 million due to depreciation of the U.S. dollar against most major currencies; partially offset by
•distributions received and return of capital of $984 million.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $2.6 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets and goodwill increased by $1.1 billion and $1.3 billion, respectively, primarily due to the acquisition of an electric heat tracing systems manufacturer in our Private Equity segment, and the favourable impact of foreign currency translation across our businesses.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $7.8 billion is mainly a result of:
•an increase in assets held for sale of $3.3 billion largely attributable to the classification to held for sale of certain senior living and student housing assets within our LP investments;
•an increase in other financial assets of $4.1 billion primarily related to term deposits at our U.S. semiconductor manufacturing facility within our Infrastructure segment;
•an increase in deferred income tax assets of $129 million driven by the recognition of tax benefits at our advanced energy storage operation within our Private Equity segment; and
•a increase in inventory of $248 million driven by the acquisition of an electric heat tracing systems manufacturer, and higher inventory volumes at our advanced energy storage operation, both within our Private Equity segment.
Corporate borrowings increased by $375 million primarily due to the issuance of $500 million of 30-year bonds and commercial paper issuances throughout the last three months, partially offset by the repayment of maturing term notes.
Non-recourse borrowings of managed entities increased by $10.7 billion net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure and Private Equity segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due in more than one year’s time. The decrease of $1.9 billion was primarily due to a decrease in subsidiary equity obligations related to the deconsolidation of India REIT in our real estate LP investments.
Q1 2025 Interim Report    25

Other liabilities are comprised of the current portion of accounts payable, liabilities associated with assets classified as held for sale, and deferred income tax liabilities. The decrease of $1.6 billion was primarily due to a decrease in the current portion of accounts payable and other.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)
Common equity, beginning of period	$41,874
Changes in period
Net income	73
Other comprehensive income	162
Common dividends	(138)
Preferred dividends	(40)
Repurchases, net of equity issuances	(513)
Ownership changes and other	(258)
(714)
Common equity, end of period	$41,160
Common equity decreased by $714 million to $41.2 billion during the three months ended March 31, 2025, primarily due to:
•net income attributable to shareholders of $73 million, and other comprehensive income attributable to shareholders of $162 million, primarily due to foreign currency translation; more than offset by
•distributions of $178 million to shareholders as common and preferred share dividends;
•share repurchases, net of issuances, of $513 million, mainly related to the repurchase of over 10 million Class A Limited Voting Shares (“Class A shares”) during the three months ended March 31, 2025; and
•ownership changes and other of $258 million, primarily due to the reallocation of ownership interests in our consolidated subsidiaries between common equity and non-controlling interests resulting from transactions during the three months ended March 31, 2025, for which control has been maintained.
26    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Brookfield Asset Management	$2,254	$2,269
Brookfield Renewable	29,965	32,635
Brookfield Infrastructure	27,627	27,651
Brookfield Business Partners	12,938	15,429
Brookfield Property Group	25,364	25,725
Other participating interests	15,519	15,697
	$113,667	$119,406
Non-controlling interests decreased by $5.7 billion during the three months ended March 31, 2025, primarily due to:
•distributions, net of equity issuances of $3.5 billion, primarily related to a special distribution by our advanced energy storage operation in our Private Equity business; and
•ownership changes of $3.3 billion primarily related to the acquisition of remaining non-controlling interests in a leading global renewables developer in France in our Renewable Power and Transition segment.
Q1 2025 Interim Report    27

FOREIGN CURRENCY TRANSLATION
A portion of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31	Period-End Spot Rate			Average Rate
	2025	2024	Appreciation/(Depreciation) against U.S. Dollar)	2025	2024	Appreciation/(Depreciation) against U.S. Dollar)
Australian dollar	0.6247	0.6188	1%	0.6277	0.6578	(5%)
Brazilian real[1]	5.7438	6.1920	8%	5.8514	4.9505	(15%)
British pound	1.2918	1.2516	3%	1.2603	1.2683	(1%)
Canadian dollar	0.6950	0.6953	—%	0.6970	0.7418	(6%)
Colombian peso[1]	4,182.9	4,405.8	5%	4,183.6	3,919.6	(6%)
Euro	1.0816	1.0353	4%	1.0527	1.0859	(3%)
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2024 for most of our significant non-U.S. dollar investments. As at March 31, 2025, our common equity of $41.2 billion was invested in the following currencies: U.S. dollars – 60% (December 31, 2024 – 64%), British pounds – 12% (December 31, 2024 – 12%), Australian dollars – 5% (December 31, 2024 – 3%), Canadian dollars – 5% (December 31, 2024 – 2%), Brazilian reais – 5% (December 31, 2024 – 4%), Euro – 6% (December 31, 2024 – 8%), and other currencies – 7% (December 31, 2024 – 7%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024	Change
Australian dollar	$53	$(358)	$411
Brazilian real	445	(471)	916
British pound	431	(107)	538
Canadian dollar	21	(278)	299
Colombian peso	410	(30)	440
Euro	701	(450)	1,151
Other	453	(244)	697
Total cumulative translation adjustments	2,514	(1,938)	4,452
Currency hedges[1]	(939)	758	(1,697)
Total cumulative translation adjustments net of currency hedges	$1,575	$(1,180)	$2,755
Attributable to:
Shareholders	$403	$(254)	$657
Non-controlling interests	1,172	(926)	2,098
	$1,575	$(1,180)	$2,755
1.Includes deferred income tax recovery of $40 million for the three months ended March 31, 2025 (2024 – expense of $8 million).
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $1.6 billion for the three months ended March 31, 2025. This was attributable to higher period-end rates across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at March 31, 2025.
28    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first three months of 2025, 2024 and 2023, are summarized in the following table.

	Distribution per Security
	2025	2024	2023
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.09	$0.08	$0.07
Class A Preferred Shares
Series 2	0.17	0.23	0.21
Series 4	0.17	0.23	0.21
Series 13	0.17	0.23	0.21
Series 17	0.21	0.22	0.22
Series 18	0.21	0.22	0.22
Series 24	0.14	0.15	0.15
Series 26	0.17	0.18	0.18
Series 28	0.20	0.21	0.21
Series 30	0.27	0.28	0.28
Series 32[2]	0.29	0.31	0.23
Series 34[3]	0.27	0.21	0.21
Series 36	0.21	0.22	0.22
Series 37	0.21	0.23	0.23
Series 38	0.16	0.17	0.16
Series 40[4]	0.25	0.19	0.19
Series 42	0.14	0.15	0.15
Series 44	0.22	0.23	0.23
Series 46	0.23	0.25	0.25
Series 48	0.27	0.29	0.29
Series 51	0.21	0.29	0.26
Series 52	0.11	0.11	0.11
1.Class B Limited Voting Shares (“Class B shares”).
2.Dividend rate reset commenced October 1, 2023.
3.Dividend rate reset commenced April 1, 2024.
4.Dividend rate reset commenced October 1, 2024.

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q1 2025 Interim Report    29

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2025	2024					2023
	Q1	Q4	Q3	$22,907	Q2	Q1	Q4	Q3	Q2
Revenues	$17,944	$19,426	$20,623	519	$23,050	$22,907	$24,518	$24,441	$23,668
Net income (loss)	215	101	1,518	102	(285)	519	3,134	35	1,512
Net income to shareholders	73	432	64		43	102	699	230	81
Per share				$0.04
– diluted	$0.02	$0.25	$0.01	0.04	$0.00	$0.04	$0.42	$0.12	$0.03
– basic	0.02	0.26	0.01		0.00	0.04	0.43	0.12	0.03
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Fair value changes	$(824)	$(1,759)	$(166)	$(753)	$158	$(1,326)	$(170)	$62
Income taxes	(383)	(259)	(138)	(304)	(281)	(87)	(241)	(409)
Net impact	$(1,207)	$(2,018)	$(304)	$(1,057)	$(123)	$(1,413)	$(411)	$(347)
30    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the first quarter of 2025, revenues decreased in comparison to the prior quarter primarily due to lower revenues at our offshore oil services business following the disposition of its shuttle tanker operation within our Private Equity segment, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased due to gains associated with the disposition of our Mexican natural gas transmission pipelines within our Infrastructure segment and absence of certain impairments and provisions from the prior quarter, partially offset by fair value decreases in our Real Estate and Infrastructure segments.
•In the fourth quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation as prior quarter included partial revenues due to the timing of the sale, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income decreased as increased equity accounted income from growth in our Wealth Solutions business and higher valuations of certain equity accounted investment properties within our Real Estate and Infrastructure segments were more than offset by the impairment of goodwill at our healthcare services operation, asset impairment at our natural gas production operation, and the settlement of a legacy pre-acquisition litigation at our dealer software and technology services operation, all within our Private Equity segment.
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of tax benefits at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our real estate LP investments within our Asset Management segment. Net income decreased from the prior quarter as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. transitional and development properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the deconsolidation of our nuclear technology services operation and lower volumes at our engineered components manufacturing operation, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. The lower net income in the quarter was primarily due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased compared to the prior quarter due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our transitional and development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our Operating Businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
Q1 2025 Interim Report    31

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also monitor the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.

1 See definition in Glossary of Terms beginning on page 58.
32    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2025	2024	Change	2025	2024	Change	2025	2024	Change
Asset Management	$880	$838	$42				$17,266	$17,338	$(72)
Wealth Solutions[3]	430	273	157				10,617	10,872	(255)
Operating Businesses
Renewable Power and Transition				$141	$91	$50	4,308	4,485	(177)
Infrastructure				183	142	41	2,148	2,202	(54)
Private Equity				142	217	(75)	1,917	1,879	38
Real Estate				792	827	(35)	24,085	23,085	1,000
Corporate Activities				(170)	(213)	43	(19,181)	(17,987)	(1,194)
Total	$1,549	$1,216	$333				$41,160	$41,874	$(714)
1.DE is the key performance metric for our Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $2.9 billion distributable operating earnings retained in this business and mark-to-market movements on our investment portfolio and reserves.
During the quarter, we generated strong results with DE of $1.5 billion. DE before realizations1 were $1.3 billion for the quarter, an increase of $300 million or 30% over the prior year quarter. The increase is primarily attributable to continued fundraising momentum and capital deployment in our Asset Management business, strong investment performance and the growth of the insurance asset base in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Our Asset Management business DE was $880 million in the current quarter, an increase of $42 million or 5% over the prior year quarter. BAM benefited from strong fundraising momentum in our flagship and complementary strategies, and from capital deployed in our private fund strategies. Fee-bearing capital1 increased by $90 billion or 20% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments of $224 million in the current quarter.
DE from our Wealth Solutions business was $430 million, a $157 million increase from the prior year quarter, due to continued growth and investment performance of the insurance asset base. As at March 31, 2025, total insurance assets within our Wealth Solutions business were $133 billion.
Renewable Power and Transition’s FFO increased by $50 million primarily due to growth from the commissioning of development assets across our portfolio, contributions from higher generation across our wind portfolio and strong hydrology in Latin America, net acquisition activity, and favourable results from our energy contracts. This was partially offset by lower hydrology in North America and increased interest expense due to additional borrowings to finance ongoing capital projects.
1 See definition in Glossary of Terms beginning on page 58.
Q1 2025 Interim Report    33

Infrastructure’s FFO increased by $41 million compared to the prior year quarter, primarily due to inflation indexation on contracts across our businesses, commissioning of capital projects in our utilities and data businesses, net acquisition activity, and disposition gains from the sale of our Mexican natural gas transmission pipelines. This is partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, as well as the impact of foreign exchange.
Private Equity’s FFO decreased by $75 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU1, FFO increased by $9 million primarily driven by same-store growth from commercial execution across our businesses, the recognition of tax benefits at our advanced energy storage operation in industrials, as well as a gain on the sale of the shuttle tanker operation within our offshore oil services business in infrastructure services. This was partially offset by withholding taxes associated with a special distribution from our advanced energy storage operation, as well as the absence of disposition gains in our business services and industrials, and a one-time distribution made by our entertainment operation, both in the prior year quarter.
Strong performance within our core Real Estate portfolio drove same-store core NOI growth of 3% over the prior year quarter. NOI decreased by $35 million compared to the prior year quarter, as same-store core NOI growth was more than offset by net disposition activity and lower lot sales from our North American residential business.
Common equity decreased by $714 million to $41.2 billion in the three months ended March 31, 2025. Net income attributable to shareholders and ownership changes were more than offset by share repurchases, net of issuances, the impact of foreign exchange, unrealized mark-to-market movements on hedges, and distributions to common and preferred shareholders. Refer to Part 2 – Review of Consolidated Financial Results for details.

1 In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 67% ownership interest in BBU, which is held 42% directly in BBU and 25% through BWS.
34    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
In February 2025, the Corporation exchanged its interest in Brookfield Asset Management ULC for an interest in Brookfield Asset Management Ltd. (“BAM”) on a one-for-one basis. Following this transaction, the Corporation holds a 73% ownership interest in BAM, which in turn holds 100% of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		DE		Common Equity
	Ref.	2025	2024	2025	2024
BAM	i	$460	$408	$5,841	$6,025
Realized carried interest	ii	189	183	—	—
Direct investments	iii	224	213	11,425	11,313
Realized disposition gains		7	34	—	—
		$880	$838	$17,266	$17,338

Generated carried interest
Generated in period		$371	$566
Foreign exchange		129	(113)
		500	453
Less: direct costs		(158)	(137)
Generated carried interest, net	iv	342	316
Less: generated carried interest not attributable to the Corporation		(118)	(9)
Total generated carried interest, net		$224	$307
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2025	Total 2024
Renewable Power and Transition	$35,021	$23,384	$—	$58,405	$57,857
Infrastructure	45,575	50,664	—	96,239	97,050
Private Equity	36,142	6,813	—	42,955	45,190
Real Estate	74,458	25,386	—	99,844	93,629
Credit	75,048	106,864	69,712	251,624	244,815
March 31, 2025	$266,244	$213,111	$69,712	$549,067	n/a
December 31, 2024	$262,060	$208,556	$67,925	n/a	$538,541
We have approximately $52 billion of uncalled fund commitments that do not currently earn fees but will generate approximately $520 million in annual fees once deployed.
Q1 2025 Interim Report    35

Fee-bearing capital increased by $10.5 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, December 31, 2024	$57,857	$97,050	$45,190	$93,629	$244,815	$538,541
Inflows	1,162	576	149	9,193	11,624	22,704
Outflows	—	—	—	(193)	(3,558)	(3,751)
Distributions	(705)	(842)	(343)	(1,934)	(3,221)	(7,045)
Market valuation	69	(839)	(161)	217	1,523	809
Other	22	294	(1,880)	(1,068)	441	(2,191)
Change	548	(811)	(2,235)	6,215	6,809	10,526
Balance, March 31, 2025	$58,405	$96,239	$42,955	$99,844	$251,624	$549,067
Renewable power and transition fee-bearing capital increased by $548 million, due to:
•inflows from capital raised for our second global transition fund strategy and capital deployed across our fund strategies; and
•higher capitalization of BEP as a result of capital market issuances; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital decreased by $811 million, due to:
•inflows from capital deployed and valuation increases across our perpetual strategies; more than offset by
•decrease in market valuations as a result of the lower market capitalization of BIP; and
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital decreased by $2.2 billion, due to:
•decrease in market valuations as a result of repayment of corporate level borrowings and lower market capitalization of BBU; and
•capital returned to investors from our long-term private funds.
Real estate fee-bearing capital increased by $6.2 billion, due to:
•inflows from the final close of our fifth flagship real estate fund; partially offset by
•distributions from our perpetual strategies and long-term private funds.
Credit fee-bearing capital increased by $6.8 billion, due to:
• inflows from our Wealth Solutions business; and
•capital deployed across our liquid and perpetual strategies and long-term private funds (including our twelfth flagship opportunistic credit fund); partially offset by
•outflows and redemptions from our liquid and perpetual strategies and long-term private funds.
36    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $1.3 billion during the quarter to $241.6 billion as at March 31, 2025 (December 31, 2024 – $240.3 billion), primarily related to the final institutional close of our fifth opportunistic real estate fund strategy, partially offset by distributions from our first opportunistic real estate fund and our closed-end credit funds.
As at March 31, 2025, $165.6 billion of carry eligible capital was deployed (December 31, 2024 – $167.1 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $75.9 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2024 – $73.1 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Fee revenues[1]
Base management fees	$1,182	$1,005
Incentive distributions	117	106
Transaction and advisory fees	1	2
	1,300	1,113
Less: direct costs	(583)	(533)
	717	580
Less: fee-related earnings not attributable to the Corporation	(19)	(28)
Fee-related earnings	698	552
Cash taxes	(91)	(53)
Add back: equity-based compensation costs, investment income and other	47	45
BAM distributable earnings	654	544
Amounts not attributable to the Corporation	(177)	(136)
BAM distributable earnings at our share	477	408
Non-recourse borrowings[2]	(17)	—
Distributable earnings from BAM	$460	$408
Fee-related earnings increased to $698 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.
1 See definition in Glossary of Terms beginning on page 58.
2 Non-recourse borrowings relate to interest paid on a $1 billion non-recourse loan issued to a large institutional partner in December 2024.
Q1 2025 Interim Report    37

Base management fees increased by $177 million or 18% from the prior year quarter as a result of the following activity:
•$85 million increase from our real estate business due to capital raised for the fifth vintage of our flagship opportunistic real estate strategy, which held its final institutional close during the quarter;
•$75 million increase from our credit business due to inflows from our wealth solutions business and our partner managers, and capital deployed across our liquid and perpetual strategies and long-term private funds;
•$20 million increase from our renewable power and transition business due to capital raised for our second global transition fund, higher valuations of certain assets across our perpetual strategies and higher capitalization of BEP; and
•$6 million increase from our infrastructure business due to capital raised and valuation increases in our supercore infrastructure strategy and our infrastructure income strategy; partially offset by
•$9 million decrease from our private equity business due to lower capitalization of BBU as a result of repayment of corporate level borrowings and a lower trading price and realizations across our flagship private equity funds.
Incentive distributions across our perpetual affiliates increased by $11 million to $117 million, due to higher distributions paid by BIP and BEP compared to the prior year quarter.
The margin on our fee-related earnings was 57% in the current period (2024 – 54%), benefitting from the growth in our credit segment and continued fundraising momentum.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $50 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income (expense) comprise of costs of our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $189 million of carried interest, net of direct costs (2024 – $183 million), which was primarily driven by realizations from our credit and private equity funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $224 million was $11 million higher than the prior year quarter. The increase is mainly attributable to strong investment performance and distributions from our eleventh opportunistic credit flagship fund.
38    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are reflected in the following table:

	2025			2024
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$11,483	$(3,675)	$7,808	$10,152	$(3,376)	$6,776
In-period change
Generated in period	371	(121)	250	566	(167)	399
Foreign currency revaluation	129	(37)	92	(113)	30	(83)
	500	(158)	342	453	(137)	316
Less: realized	(428)	198	(230)	(477)	221	(256)
	72	40	112	(24)	84	60
Accumulated unrealized, end of period	11,555	(3,635)	7,920	10,128	(3,292)	6,836
Carried interest not attributable to the Corporation	(1,498)	637	(861)	(1,077)	525	(552)
Accumulated unrealized, end of period, net	$10,057	$(2,998)	$7,059	$9,051	$(2,767)	$6,284
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $371 million, primarily related to increased valuations in our infrastructure and credit funds.
Accumulated unrealized carried interest, at our share1, totaled $10.1 billion as at March 31, 2025. We estimate approximately $3.0 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $6.3 billion of this carry, before costs ($5.5 billion at our share), within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.
1 See definition in Glossary of Terms beginning on page 58.
Q1 2025 Interim Report    39

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is held via our equity accounted investment in BWS1.
BWS is a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through operating subsidiaries, the business offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance and life insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from the Corporation and its related party affiliate entities.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Net investment income	$1,546	$706
Cost of funds[2]	(904)	(343)
Investment earnings	642	363
Interest expense	(80)	(64)
Operating expenses and other[2]	(125)	(20)
Distributable operating earnings	437	279
Less: amounts not attributable to the Corporation	(7)	(6)
Distributable operating earnings attributable to the Corporation	$430	$273
Our DOE from our Wealth Solutions business was $430 million in the quarter, a $157 million increase from the prior year quarter, due to continued growth and investment performance of the insurance asset base.
The business continues to benefit as we gradually rotate our investment portfolio into higher quality investments. As at March 31, 2025, total insurance assets within our Wealth Solutions business were $133 billion, as we generated approximately $4 billion of organic inflows in the quarter, primarily driven by retail and institutional annuity sales. Spread earnings on the investment portfolio were 1.8% for the quarter and are expected to grow as we continue to reposition the portfolio.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $10.6 billion3 as at March 31, 2025 (December 31, 2024 – $10.9 billion), as the reinvestment of DE to support the continued growth of this business was more than offset by mark-to-market movements on our investment portfolio and reserves.
1 We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. The Corporation owns 100% of the BWS Class C shares, which entitles the Corporation to the residual economic interest in BWS after distributions have been made to BWS Class A and B shareholders.
2 For comparability with peers, we have reclassified current income taxes of $14 million for the three months ended March 31, 2024 from cost of funds to operating expenses and other.
3 Our common equity in our Wealth Solutions business includes $2.9 billion of DOE retained in this business and mark-to-market movements on our investment portfolio and reserves.
40    BROOKFIELD CORPORATION

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Renewable[1]	i	$127	$120	$3,649	$3,821
Energy contracts	ii	3	(29)	659	664
Realized disposition gains	iii	11	—	—	—
		$141	$91	$4,308	$4,485
Cash distributions received		$116	$78
FFO increased by $50 million compared to the prior year quarter primarily due to growth from the commissioning of development assets across our portfolio, contributions from higher generation across our wind portfolio and strong hydrology in Latin America, net acquisition activity, and favourable results from our energy contracts. This was partially offset by lower hydrology in North America and increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[2]		Long-Term Average (GWh)[2]		FFO
	2025	2024	2025	2024	2025	2024
Hydroelectric	5,015	5,329	5,037	5,085	$163	$193
Wind	2,397	2,128	2,570	2,500	86	87
Utility-scale solar	946	720	1,139	844	63	61
Distributed energy & sustainable solutions	312	284	253	225	126	67
Corporate	—	—	—	—	(123)	(112)
Attributable to unitholders	8,670	8,461	8,999	8,654	315	296
Non-controlling interests and other[3]					(188)	(176)
Brookfield’s interest					$127	$120
2.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
3.Includes incentive distributions paid to Brookfield of $37 million (2024 – $33 million) as the general partner of BEP.
BEP’s FFO for the quarter was $315 million, of which our share was $127 million. Generation in the quarter totaled 8,670 GWh, a 2% increase compared to the prior year quarter. Generation in the quarter was 4% lower than the long-term average (“LTA”)2 primarily as strong hydrology in Latin America was more than offset by lower hydrology in North America, and lower wind and solar resources across our portfolio. Key variances for our operations are described on the following page.
1 Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at March 31, 2025, 10.1 million Class A shares of BEPC and 5.1 million LP units of BEP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 See definition in Glossary of Terms beginning on page 58.
Q1 2025 Interim Report    41

Hydroelectric
FFO of $163 million in the current quarter was $30 million lower than the prior year quarter primarily due to:
•higher revenue due to inflation indexation on our contracted generation across the business and strong hydrology in Latin America; more than offset by
•lower hydrology in North America and unfavourable pricing on our uncontracted generation in Brazil; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against most major currencies.
Wind
FFO of $86 million in the current quarter was in line with the prior year quarter as:
•contributions from newly acquired and commissioned facilities, including our investments in a leading global renewables developer in France and an offshore wind portfolio in the U.K.;
•stronger generation across our portfolio; and
•the recognition of tax benefits across our businesses; were offset by
•the absence of contributions from wind assets in Portugal and Spain that were sold in the fourth quarter of 2024.
Utility-Scale Solar
FFO of $63 million in the current quarter was in line with the prior year quarter as:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France; was offset by
•the absence of contributions from solar assets in Spain sold in the fourth quarter of 2024.
Distributed Energy & Sustainable Solutions
FFO of $126 million in the current quarter increased by $59 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities, including our investment in a leading global renewables developer in France;
•a gain on the sale of our interest in a pumped storage operation in the U.K.; and
•the recognition of tax benefits across our businesses; partially offset by
•unfavourable pricing at our pumped storage facilities.
Corporate
The corporate FFO decreased by $11 million from the prior year quarter to a deficit of $123 million, primarily due to additional corporate level borrowings to finance ongoing capital projects.
ii.Energy Contracts
During the quarter, we purchased 838 GWh (2024 – 1,195 GWh) from BEP at $72 per MWh (2024 – $74 per MWh) and sold the purchased generation at an average selling price of $75 per MWh (2024 – $49 per MWh). As a result, we recognized FFO of $3 million due to favourable market pricing.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.3 billion as at March 31, 2025 (December 31, 2024 – $4.5 billion). Contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange.
42    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Infrastructure[1]	i	$148	$141	$2,148	$2,202
Realized disposition gains	ii	35	1	—	—
		$183	$142	$2,148	$2,202
Cash distributions received		$89	$84
FFO increased by $41 million compared to the prior year quarter, primarily due to inflation indexation on contracts across our businesses, commissioning of capital projects in our utilities and data businesses, net acquisition activity, and disposition gains from the sale of our Mexican natural gas transmission pipelines. This is partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, as well as the impact of foreign exchange.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Utilities	$192	$190
Transport	288	302
Midstream	169	170
Data	102	68
Corporate	(105)	(115)
Attributable to unitholders	646	615
Non-controlling interests and other[2]	(494)	(470)
Segment reallocation[3]	(4)	(4)
Brookfield’s interest	$148	$141
2.Includes incentive distributions paid to Brookfield of $80 million (2024 – $73 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.

BIP’s FFO for the quarter was $646 million, of which our share was $148 million compared to $141 million in the prior year quarter. Key variances for our operations are described on the following page.

1 Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at March 31, 2025, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BWS. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
Q1 2025 Interim Report    43

Utilities
FFO in our utilities operations of $192 million was in line with the prior year quarter as:
•organic growth as a result of inflation indexation and rate base increases; was offset by
•higher interest expense, primarily from additional borrowings for upfinancings and to support capital projects; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against most major currencies.
Transport
FFO from our transport operations of $288 million was $14 million lower than the prior year quarter, primarily as:
•strong growth due to inflationary tariff increases across the segment; were more than offset by
•higher interest expense, primarily from additional borrowings to support capital projects; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against most major currencies.
Midstream
FFO from our midstream operations of $169 million was in line with the prior year quarter as:
•higher contracted and market sensitive revenues across our midstream operations; were offset by
•higher interest expense incurred primarily on upfinancings and to finance ongoing capital projects; and
•the unfavourable impact of foreign currency translation due to the appreciation of the U.S. dollar against most major currencies.
Data
FFO from our data operations of $102 million was $34 million higher than the prior year quarter. The increase is primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data center platform; and
•contributions from the acquisitions of an Indian telecom tower operation in the third quarter of 2024.
Corporate
The Corporate FFO increased by $10 million from the prior year quarter to a deficit of $105 million, primarily due higher contributions from non-core assets.
ii.Realized Disposition Gains
Realized disposition gains of $35 million in the quarter were attributable to the disposition of our Mexican natural gas transmission pipelines.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.1 billion as at March 31, 2025 (December 31, 2024 – $2.2 billion), as contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS Accounting Standards, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)		FFO		Common Equity
	Ref.	2025	2024	2025	2024
Brookfield Business Partners[1,2]	i	$95	$176	$1,917	$1,879
Realized disposition gains	ii	47	41	—	—
		$142	$217	$1,917	$1,879
Cash distributions received[3]		$6	$9
3.BBU pays a modest distribution as the majority of its FFO is reinvested within the business to further enhance value.
FFO decreased by $75 million compared to the prior year quarter. Excluding the impact of our reduced direct ownership in BBU, FFO increased by $9 million primarily driven by same-store growth from commercial execution across our businesses, the recognition of tax benefits at our advanced energy storage operation in industrials, as well as a gain on the sale of the shuttle tanker operation within our offshore oil services business in infrastructure services. This was partially offset by withholding taxes associated with a special distribution from our advanced energy storage operation, as well as the absence of disposition gains in our business services and industrials, and a one-time distribution made by our entertainment operation, both in the prior year quarter.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Business services	$117	$168
Infrastructure services	166	72
Industrials	130	180
Corporate	(68)	(89)
Attributable to unitholders	345	331
Non-controlling interests	(203)	(114)
Segment reallocation and other[4]	(47)	(41)
Brookfield’s interest	$95	$176
4.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

1 Brookfield’s interest in BBU consists of 51.6 million redemption-exchange units, 0.4 million limited partnership units, four general partnership units, four special limited partnership units, as well as 36.9 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 42% in BBU. As at March 31, 2025, 43.3 million limited partnership units and 10.3 million Class A shares of BBUC were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
2 In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis, we hold a 67% ownership interest in BBU, which is held 42% directly in BBU and 25% through BWS.
Q1 2025 Interim Report    45

BBU generated $345 million of FFO compared to $331 million in the prior year quarter, with our share being $95 million compared to $176 million in the prior year quarter. The increase in amounts attributable to non-controlling interests was primarily due to our Wealth Solutions business' acquisition of a $1 billion economic interest in BBU from the Corporation in the fourth quarter of 2024. Key variances are described below:
Business Services
Business services generated FFO of $117 million, a decrease of $51 million compared to the prior year quarter. Excluding the impact of realized disposition gains, FFO decreased by $37 million primarily as:
•increased contributions from our residential mortgage insurer due to higher insurance revenue and investment income; and
•increased contributions at our construction operation; was more than offset by
•higher costs associated with ongoing business optimization initiatives at our dealer software and technology services; and
•the absence of a one-time distribution made by our entertainment operation in the prior year quarter.
Infrastructure Services
infrastructure services generated FFO of $166 million, an increase of $94 million compared to the prior year quarter, primarily driven by:
•a gain on the disposition of the shuttle tanker operation within our offshore oil services business in the first quarter of 2025; partially offset by
•decreased contributions from this business.
Industrials
Industrials generated $130 million of FFO, a decrease of $50 million compared to the prior year quarter. Excluding the impact of realized disposition gains in the prior year quarter, FFO was in line with the prior year quarter, primarily as:
•the recognition of tax benefits at our advanced energy storage operation; was offset by
•higher borrowing costs and withholding taxes associated with a special distribution from our advanced energy storage operation; and
•lower volumes at our engineered components manufacturing operation.
Corporate
The corporate FFO increased by $21 million compared to the prior year quarter to a deficit of $68 million, primarily driven by decreased interest expense due to the repayment of corporate level borrowings.
ii.Realized Disposition Gains
Realized disposition gains of $47 million in the quarter were attributable to the sale of the shuttle tanker operation within our offshore oil services business. Realized disposition gains of $41 million in the prior year quarter were primarily due to the disposition of certain public securities.
COMMON EQUITY
Common equity in our Private Equity segment was $1.9 billion as at March 31, 2025 (December 31, 2024 – $1.9 billion), in line with the prior year as contributions from FFO were offset by the impacts of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
We present the operating results of our Real Estate segment based on our strategy to invest in core and transitional and development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the period-over-period variances. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	NOI		Common Equity
	2025	2024	2025	2024
Core	$368	$381	$15,279	$14,841
Transitional and development	424	446	8,806	8,244
Brookfield Property Group[1]	$792	$827	$24,085	$23,085
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Strong performance within our core Real Estate portfolio drove same-store core NOI growth of 3% over the prior year quarter. Our real estate business continues to benefit from strong leasing momentum with occupancy rates remaining high at 95% in our core portfolio. During the quarter, we signed close to 9 million square feet of office and retail leases, including 2.3 million square feet of office leases in the U.S.
BPG’s NOI for the quarter was $792 million compared to $827 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $368 million was $13 million lower than the prior year quarter, primarily as growth in same-store NOI due to lease commencements at certain office properties and higher rents at certain retail properties were more than offset by the impact of dispositions.
Transitional and Development
NOI of $424 million was $22 million lower than the prior year quarter, primarily as increases from higher occupancy at certain retail properties and higher lot sales within our Australian residential business was more than offset by lower lot sales from our North American residential business, as well as the impact of dispositions.
COMMON EQUITY
Common equity in our Real Estate segment was $24.1 billion as at March 31, 2025 (December 31, 2024 – $23.1 billion), which increased primarily due to NOI and higher valuations in our core portfolio as well capital investment to opportunistically repay debt and fund various investments.
Q1 2025 Interim Report    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	FFO		Common Equity
	2025	2024	2025	2024
Working capital, net of corporate cash and other	$(43)	$(40)	$(241)	$578
Corporate borrowings	(179)	(173)	(14,607)	(14,232)
Preferred equity[1]	—	—	(4,333)	(4,333)
Realized disposition gains	52	—	—	—
	$(170)	$(213)	$(19,181)	$(17,987)
1.FFO excludes preferred share distributions of $43 million (2024 – $45 million).
Working capital, net of corporate cash and other includes accounts receivable, accounts payable, other assets and other liabilities, inclusive of deferred tax assets and liabilities, as well as corporate cash and financial assets. Corporate financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash from our Asset Management business of $242 million (December 31, 2024 – $296 million), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was in a liability position of $241 million as at March 31, 2025 (December 31, 2024 – asset of $578 million), a decrease from the prior year primarily due to a higher cash balance in the prior quarter, as cash received from a non-recourse loan issued to a large institutional partner in December 2024 was reinvested into our operating businesses in the current quarter.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the first quarter of 2025, FFO deficit of $43 million (2024 – $40 million) was generated as investment income on corporate cash and financial assets were more than offset by interest expense on amounts placed on deposit with the Corporation, corporate costs, and cash taxes. Corporate costs and normal course cash taxes were in line with the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $179 million FFO deficit (2024 – $173 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in deficit from the prior year quarter was primarily attributable to corporate debt and commercial paper issuances, net of repayments completed over the last twelve months.
Preferred equity is not revalued under IFRS Accounting Standards and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
48    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds, subordinated notes and the issuance of short-term commercial paper. As at March 31, 2025, our corporate capitalization was $65.1 billion (December 31, 2024 – $64.9 billion) with a debt to capitalization1,2 of 21% (December 31, 2024 – 21%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at March 31, 2025, consolidated capitalization increased compared to prior year largely due to increased borrowings at our private equity and infrastructure businesses. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)		Corporate		Consolidated
	Ref.	2025	2024	2025	2024
Corporate borrowings	i	$14,607	$14,232	$14,607	$14,232
Non-recourse borrowings
Subsidiary borrowings	i	—	—	15,597	16,002
Property-specific borrowings	i	—	—	215,660	204,558
		14,607	14,232	245,864	234,792
Accounts payable and other		4,478	3,941	52,802	55,502
Deferred income tax liabilities		493	530	24,634	25,267
Subsidiary equity obligations		—	—	3,354	4,759
Liabilities associated with assets classified as held for sale		—	—	5,993	4,721
Equity
Non-controlling interests		230	230	113,667	119,406
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	41,160	41,874	41,160	41,874
		45,493	46,207	158,930	165,383
Total capitalization		$65,071	$64,910	$491,577	$490,424

Debt to capitalization[2]	21%	21%	49%	47%

1 See definition in Glossary of Terms beginning on page 58.
2 Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q1 2025 Interim Report    49

i.    Borrowings
Corporate Borrowings

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Term debt	4.7%	4.7%	15	14	$13,562	$13,562
Commercial paper[1]	5.0%	4.9%	<1	<1	1,147	767
Deferred financing costs	n/a	n/a	n/a	n/a	(102)	(97)
Total					$14,607	$14,232
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
As at March 31, 2025, corporate borrowings included term debt of $13.6 billion (December 31, 2024 – $13.6 billion) which had an average term to maturity of 15 years (December 31, 2024 – 14 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2026 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $1.1 billion of commercial paper outstanding and no draws on our $3.4 billion revolving facility as at March 31, 2025 (December 31, 2024 – $767 million of commercial paper outstanding). As at March 31, 2025, $39 million of the facilities were utilized for letters of credit (December 31, 2024 – $39 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	4.7%	4.7%	10	11	$4,080	$3,801
Infrastructure	5.0%	5.1%	11	12	4,727	4,541
Private Equity & Other	7.8%	7.5%	4	4	1,432	2,278
Real Estate	5.7%	5.8%	3	4	5,358	5,382
Total	5.4%	5.6%	8	8	$15,597	$16,002
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2025	2024	2025	2024	2025	2024
Renewable Power and Transition	6.2%	6.4%	8	8	$38,733	$38,149
Infrastructure	6.4%	6.4%	7	7	60,783	55,298
Private Equity & Other[1]	7.7%	7.8%	6	6	46,467	40,935
Real Estate[2]	6.6%	6.7%	2	2	69,677	70,176
Total	6.7%	6.8%	5	5	$215,660	$204,558
1.Includes a $1.0 billion non-recourse loan that was issued to a large institutional partner in December 2024.
2.Includes $45.7 billion (December 31, 2024 – $45.8 billion) of borrowings associated with real estate LP investments from our Asset Management segment.

50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $11.1 billion since December 31, 2024, primarily due to refinancings at our private equity and infrastructure businesses.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at March 31, 2025, 73% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Fixed Rate				Floating Rate
	2025		2024		2025		2024
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.7%	$14,607	4.7%	$14,232	—%	$—	—%	$—
Subsidiary borrowings	4.9%	10,943	5.0%	10,635	6.7%	4,654	6.8%	5,367
Property-specific borrowings	5.6%	80,896	5.6%	72,989	7.3%	134,764	7.4%	131,569
Total	5.4%	$106,446	5.4%	$97,856	7.3%	$139,418	7.4%	$136,936
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Term	Average Rate		Amount
		2025	2024	2025	2024
Fixed rate-reset	Perpetual	5.0%	5.0%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.9%	4.5%	463	463
Total		4.9%	4.9%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at March 31, 2025 was 283 basis points.

Q1 2025 Interim Report    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED MAR. 31 (MILLIONS)	2025	2024
Outstanding at beginning of period	1,506.6	1,523.5
Issued (repurchased)
Issuances	1.0	0.9
Repurchases	(8.5)	(13.2)
Long-term share ownership plans[1]	1.0	1.7
Outstanding at end of period	1,500.1	1,512.9
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate[1]	91.2	94.0
Total diluted shares at end of period	1,591.3	1,606.9
1.Includes management share option plan and restricted stock plan.
The company holds 114.1 million Class A shares (March 31, 2024 – 93.5 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 19.5 million (March 31, 2024 – 10.4 million) shares issuable in respect of these plans based on the market value of the Class A shares as at March 31, 2025, resulting in a net reduction of 94.6 million (March 31, 2024 – 83.1 million) diluted shares outstanding.
During the first quarter of 2025, 1.2 million options were exercised, of which 0.4 million and 0.1 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 0.7 million vested options.
The cash value of unexercised options was $0.9 billion as at March 31, 2025 (March 31, 2024 – $1.0 billion) based on the proceeds that would be paid on exercise of the options.
As at May 7, 2025, the Corporation had 1,494,352,097 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $69 billion of core liquidity, including at corporate and perpetual affiliates, and $165 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at March 31, 2025.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. There are no debt maturities until 2026, when C$850 million is due in January and $500 million is due in June. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at March 31, 2025, the Corporation has the following commitments in funds managed by our Asset Management business:

AS AT MAR. 31, 2025 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,750
Brookfield Strategic Real Estate Partners IV	3,500	2,634
Brookfield Strategic Real Estate Partners V	3,000	—
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	139
	$10,796	$6,161
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1 See definition in Glossary of Terms beginning on page 58.
Q1 2025 Interim Report    53

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2025	2024	2025	2024
Cash and financial assets, net	$2,123	$2,863	$57,024	$56,815
Undrawn committed credit facilities	3,361	3,361	12,044	10,989
Core liquidity	5,484	6,224	69,068	67,804
Uncalled private fund commitments	—	—	96,261	91,463
Total liquidity[2]	$5,484	$6,224	$165,329	$159,267
1.Corporate cash and financial assets includes $242 million of our proportionate share of our Asset Management business’ cash as at March 31, 2025 (December 31, 2024 – $296 million).
2.Includes $54 billion of liquidity held through our Wealth Solutions business (December 31, 2024 – $53 billion).
As at March 31, 2025, the Corporation’s core liquidity was $5.5 billion, consisting of $2.1 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash, and $3.4 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity decreased by $740 million compared to the prior year, as distributable earnings and net financing activities were more than offset by reinvestment activities in our Asset Management and operating businesses, as well as capital returned to shareholders in the form of dividends and share repurchases.
In the first three months of 2025, we had net financing activities of $375 million related to commercial paper issuances. The $500 million 30-year bond issuances in March 2025 were offset by the repayment of our $500 million maturing notes.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT MAR. 31, 2025 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	46%	302.4	$1.49	$6,788	$451	$113
Brookfield Infrastructure[5]	26%	207.1	1.72	6,242	356	89
Brookfield Business Partners[6]	42%	88.9	0.25	2,199	22	6
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,530	415
Total					$2,359	$623
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on March 31, 2025.
3.Distributions (current rate) are calculated by multiplying units held as at March 31, 2025 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield owned units represent the combined units held in BEP and BRHC.
5.Brookfield owned units represent the combined units held in BIP and BIHC.
6.Brookfield owned units represent the combined units held in BBU and BBUC. On a combined basis with our Wealth Solutions business, we hold a 67% ownership interest in BBU, which is held 42% directly in BBU and 25% through BWS.
7.Includes distributions from direct investments into and alongside real estate private funds managed by BAM.

54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Operating activities	$1,694	$318
Financing activities	6,772	5,209
Investing activities	(11,324)	(4,873)
Change in cash and cash equivalents	$(2,858)	$654
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $1.7 billion in the first quarter of 2025, a $1.4 billion increase from the prior year quarter due to contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months.
Financing Activities
Net cash flows from financing activities totaled $6.8 billion in the first quarter of 2025 compared to $5.2 billion in the prior year quarter, primarily as:
•non-recourse borrowings arranged primarily within our Infrastructure and Private Equity segments, net of repayments of $9.6 billion;
•capital provided by non-controlling interests, net of capital repaid, of $2.1 billion; and
•commercial paper issuances, net of repayments, of $380 million; were partially offset by
•cash distributions to non-controlling interests and shareholders of $5.7 billion, primarily associated with a special distribution to shareholders from our advanced energy storage operation within our Private Equity segment.
Investing Activities
Net cash flows used by investing activities were $11.3 billion in the first quarter of 2025 compared to $4.9 billion in the prior year quarter, and mainly related to:
•acquisitions of financial assets and other, net of dispositions, of $4.3 billion;
•acquisitions of subsidiaries, net of dispositions, of $3.3 billion, primarily related to acquiring the remaining interests in a leading global renewables developer in France;
•acquisitions and additions to PP&E, net of dispositions, of $1.6 billion;
•acquisitions and additions to equity accounted investments, net of dispositions, of $1.2 billion, primarily associated with acquisitions in our Infrastructure segment and our real estate LP Investments within our Asset Management segment; and
•acquisitions and additions to investment properties, net of dispositions, of $1.0 billion.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q1 2025 Interim Report    55

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS Accounting Standards.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2024 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2024 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS Accounting Standards use a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at March 31, 2025, our office portfolio (core and transitional and development) has a combined 88% occupancy level and a 9-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
56    BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the three months ended March 31, 2025, we obtained 21 external appraisals of our operating properties representing $4.9 billion of assets; external appraisals were within 4% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at March 31, 2025 and December 31, 2024 are summarized below.

AS AT MAR. 31, 2025 AND DEC. 31, 2024	Core		Transitional and development		LP investments[1]		Weighted average
	2025	2024	2025	2024	2025	2024	2025	2024
Discount rate	6.3%	6.3%	7.9%	7.9%	8.4%	9.1%	7.7%	8.1%
Terminal capitalization rate	4.8%	4.8%	6.3%	6.3%	5.5%	6.2%	5.6%	5.9%
Investment horizon (years)	11	11	10	10	9	14	10	12
1.The change in rates and investment horizon compared to December 31, 2024 reflect net dispositions and transfers to held for sale.
The following table presents the impact on the fair value of our consolidated investment properties as at March 31, 2025 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT MAR. 31, 2025 (MILLIONS)	Fair Value	Sensitivity
Core	$18,511	$1,333
Transitional and development	21,230	567
LP Investments	50,484	2,321
Other investment properties	5,735	177
Total	$95,960	$4,398

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three months ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Q1 2025 Interim Report    57

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management Ltd. which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• AEL – American Equity Life	• BIP – Brookfield Infrastructure Partners L.P.
• BAM – Brookfield Asset Management Ltd.	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management L.P.
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at March 31, 2025, was as follows: BEP/BEPC – $21.4 billion; BIP/BIPC – $30.6 billion; BBU/BBUC – $6.8 billion; and BPG – $17.9 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. The Corporation retains 100% of the carried interest earned on mature funds and is entitled to receive 33.3% of the carried interest on new funds of our Asset Management business. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Realized carried interest[1]	$428	$477
Less: direct costs associated with realized carried interest	(198)	(221)
	230	256
Less: realized carried interest not attributable to Corporation	(41)	(73)
Realized carried interest, net	$189	$183
1.Includes $374 million of realized carried interest related to Oaktree (2024 – $471 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Q1 2025 Interim Report    59

Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. Corporate cash and financial asset distribution is calculated as our targeted return on our cash and financial assets portfolio. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Net income	$215	$519
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	952	629
Fair value changes and other	869	(9)
Depreciation and amortization	2,455	2,475
Deferred income taxes	(159)	(44)
Realized disposition gains in fair value changes or equity	182	26
Non-controlling interests in FFO[2]	(2,999)	(2,485)
Funds from operations	1,515	1,111
Less: total disposition gains	(224)	(101)
Less: realized carried interest, net	(189)	(183)
Operating funds from operations	1,102	827
Less: Operating FFO from BAM	(449)	(400)
Less: Operating FFO from Asset Management direct investments	(5)	12
Less: Operating FFO from Operating Businesses	(440)	(379)
Distributions from BAM	460	408
Distributions from Asset Management direct investments	224	213
Distributions from Operating Businesses	426	337
Add back: equity-based compensation costs	26	28
Preferred share dividends	(43)	(45)
Distributable earnings before realizations	1,301	1,001
Realized carried interest, net	189	183
Disposition gains from principal investments	59	32
Distributable earnings	$1,549	$1,216
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

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Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Revenue	$17,944	$22,907
Add: fee revenues from Oaktree	307	318
Add: inter-segment and other fee revenues	653	674
Less: external revenues from consolidated subsidiaries other than BAM	(17,604)	(22,786)
Fee revenues	1,300	1,113
Direct costs	(583)	(533)
	717	580
Less: amounts attributable to other shareholders	(19)	(28)
Fee-related earnings	$698	$552

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is a non-IFRS measure calculated as FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our Asset Management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT MAR. 31, 2025	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.72	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.49	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Q1 2025 Interim Report    63

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our Asset Management business when the unit price performance of BBU exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Note	2025	2024
Assets
Cash and cash equivalents	5	$12,437	$15,051
Other financial assets	5,6	29,996	25,887
Accounts receivable and other	5,6	30,503	30,218
Inventory	6	8,706	8,458
Assets classified as held for sale	7	13,567	10,291
Equity accounted investments	8	69,405	68,310
Investment properties	9	95,960	103,665
Property, plant and equipment	10	152,908	153,019
Intangible assets	4	37,219	36,072
Goodwill	4	37,024	35,730
Deferred income tax assets		3,852	3,723
Total assets		$491,577	$490,424

Liabilities and equity
Corporate borrowings	5,6	$14,607	$14,232
Accounts payable and other	5,6	52,802	55,502
Liabilities associated with assets classified as held for sale	7	5,993	4,721
Non-recourse borrowings of managed entities	5,6	231,257	220,560
Deferred income tax liabilities		24,634	25,267
Subsidiary equity obligations	5	3,354	4,759

Equity
Preferred equity		4,103	4,103
Non-controlling interests		113,667	119,406
Common equity	12	41,160	41,874
Total equity		158,930	165,383
Total liabilities and equity		$491,577	$490,424

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CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2025	2024
Revenues	13	$17,944	$22,907
Direct costs		(13,450)	(19,046)
Other income and gains		588	240
Equity accounted income	8	519	686
Expenses
Interest
Corporate borrowings		(179)	(173)
Non-recourse borrowings		(3,982)	(3,955)
Corporate costs		(18)	(17)
Fair value changes	14	(824)	158
Income taxes		(383)	(281)
Net income		$215	$519
Net income attributable to:
Shareholders		$73	$102
Non-controlling interests		142	417
		$215	$519
Net income per share:
Diluted	12	$0.02	$0.04
Basic	12	0.02	0.04
66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2025	2024
Net income		$215	$519
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(301)	362
Marketable securities		26	14
Equity accounted investments	8	(204)	(340)
Foreign currency translation		1,535	(1,180)
Income taxes		108	(2)
		1,164	(1,146)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	38	(39)
Revaluation of pension obligations		(10)	35
Equity accounted investments	8	(60)	(1)
Marketable securities		(40)	5
Income taxes		(15)	24
		(87)	24
Other comprehensive income (loss)		1,077	(1,122)
Comprehensive income (loss)		$1,292	$(603)
Attributable to:
Shareholders
Net income		$73	$102
Other comprehensive income (loss)		162	(531)
Comprehensive income (loss)		$235	$(429)

Non-controlling interests
Net income		$142	$417
Other comprehensive income (loss)		915	(591)
Comprehensive income (loss)		$1,057	$(174)

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2024	$10,806	$114	$17,066	$5,045	$9,584	$(3,251)	$2,510	$41,874	$4,103	$119,406	$165,383
Net income	—	—	73	—	—	—	—	73	—	142	215
Other comprehensive income (loss)	—	—	—	—	2	403	(243)	162	—	915	1,077
Comprehensive income (loss)	—	—	73	—	2	403	(243)	235	—	1,057	1,292
Shareholder distributions
Common equity	—	—	(138)	—	—	—	—	(138)	—	—	(138)
Preferred equity	—	—	(40)	—	—	—	—	(40)	—	—	(40)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,531)	(5,531)
Other items
Repurchases, net of equity issuances	(13)	(4)	(496)	—	—	—	—	(513)	—	2,072	1,559
Share-based compensation	—	13	(15)	—	—	—	—	(2)	—	—	(2)
Ownership changes	—	—	—	(206)	(42)	(8)	—	(256)	—	(3,337)	(3,593)
Total change in period	(13)	9	(616)	(206)	(40)	395	(243)	(714)	—	(5,739)	(6,453)
Balance as at March 31, 2025	$10,793	$123	$16,450	$4,839	$9,544	$(2,856)	$2,267	$41,160	$4,103	$113,667	$158,930
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Reserves and Other[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Net income	—	—	102	—	—	—	—	102	—	417	519
Other comprehensive income (loss)	—	—	—	—	(4)	(254)	(273)	(531)	—	(591)	(1,122)
Comprehensive income (loss)	—	—	102	—	(4)	(254)	(273)	(429)	—	(174)	(603)
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(42)	—	—	—	—	(42)	—	—	(42)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,760)	(1,760)
Other items
Repurchases, net of equity issuances	(46)	(9)	(416)	—	—	—	—	(471)	—	3,640	3,169
Share-based compensation	—	8	(18)	—	—	—	—	(10)	—	—	(10)
Ownership changes	—	—	—	(154)	24	(1)	10	(121)	—	279	158
Total change in period	(46)	(1)	(498)	(154)	20	(255)	(263)	(1,197)	—	1,985	788
Balance as at March 31, 2024	$10,833	$111	$17,508	$4,356	$8,978	$(2,732)	$1,423	$40,477	$4,103	$124,450	$169,030
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Operating activities
Net income	$215	$519
Other income and gains	(588)	(240)
Equity accounted earnings, net of distributions	353	(214)
Fair value changes	824	(158)
Depreciation and amortization	2,455	2,475
Deferred income taxes	(159)	(44)
Investments in (proceeds from) residential inventory	550	(82)
Net change in non-cash working capital balances	(1,956)	(1,938)
	1,694	318
Financing activities
Corporate borrowings arranged	496	743
Corporate borrowings repaid	(500)	(371)
Commercial paper and bank borrowings, net	380	1,307
Non-recourse borrowings arranged	32,029	22,104
Non-recourse borrowings repaid	(22,434)	(13,811)
Non-recourse credit facilities, net	44	(5,743)
Subsidiary equity obligations issued	—	3
Subsidiary equity obligations redeemed	—	(11)
Deposits from related parties	243	588
Deposits provided to related parties	(295)	(455)
Capital provided by non-controlling interests	2,820	5,365
Capital repaid to non-controlling interests	(748)	(1,725)
Other financing activities, net	1,025	(458)
(Settlement) Receipt of deferred consideration	(12)	93
Common shares issued	2	8
Common shares repurchased	(569)	(502)
Distributions to non-controlling interests	(5,531)	(1,760)
Distributions to common and preferred shareholders	(178)	(166)
	6,772	5,209
Investing activities
Acquisitions
Investment properties	(2,374)	(1,597)
Property, plant and equipment	(2,815)	(2,901)
Equity accounted investments	(1,649)	(628)
Financial assets and other	(6,558)	(1,590)
Acquisition of subsidiaries, net of cash acquired	(4,403)	(716)
Dispositions
Investment properties	1,340	132
Property, plant and equipment	1,190	192
Equity accounted investments	452	630
Financial assets and other	2,236	1,566
Disposition of subsidiaries, net of cash disposed	1,137	87
Restricted cash and deposits	120	(48)
	(11,324)	(4,873)
Cash and cash equivalents
Change in cash and cash equivalents	(2,858)	654
Net change in cash classified within assets held for sale	9	(21)
Foreign exchange revaluation	235	(113)
Balance, beginning of period	15,051	11,222
Balance, end of period	$12,437	$11,742

Supplemental cash flow disclosures
Income taxes paid	$504	$739
Interest paid	3,424	3,586
Q1 2025 Interim Report    69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at March 31, 2025, the Corporation’s capital totaled $60.1 billion (December 31, 2024 – $60.4 billion), and is computed as follows:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Cash and cash equivalents	$134	$820
Other financial assets	1,537	1,234
Common equity in investments	56,822	56,147
Other assets and liabilities of the Corporation	1,607	2,238
Corporation’s Capital	$60,100	$60,439
Corporation’s Capital is comprised of the following:
Common equity	$41,160	$41,874
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	14,607	14,232
	$60,100	$60,439
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
70    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at March 31, 2025 is as follows:

AS AT MAR. 31, 2025 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$134	$12,303	$—	$12,437
Other financial assets	1,537	28,459	—	29,996
Accounts receivable and other[1]	2,966	29,163	(1,626)	30,503
Inventory	—	8,706	—	8,706
Assets classified as held for sale	—	13,567	—	13,567
Equity accounted investments	2,313	67,092	—	69,405
Investment properties	17	95,943	—	95,960
Property, plant and equipment	104	152,804	—	152,908
Intangible assets	83	37,136	—	37,219
Goodwill	—	37,024	—	37,024
Deferred income tax assets	389	3,463	—	3,852
Accounts payable and other[1]	(3,772)	(50,656)	1,626	(52,802)
Liabilities associated with assets classified as held for sale	—	(5,993)	—	(5,993)
Deferred income tax liabilities	(493)	(24,141)	—	(24,634)
Subsidiary equity obligations	—	(3,354)	—	(3,354)
Total	3,278	401,516	—	404,794
Common equity in investments[2]	56,822	—	(56,822)	—
Corporation’s Capital	60,100	401,516	(56,822)	404,794
Less:
Corporate borrowings	14,607	—	—	14,607
Non-recourse borrowings of managed entities	—	231,257	—	231,257
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	113,437	—	113,667
Common equity	$41,160	$56,822	$(56,822)	$41,160
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.6 billion and $1.6 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.

Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
On February 4, 2025, the Corporation exchanged its Brookfield Asset Management ULC ("BAM ULC") shares for newly-issued Brookfield Asset Management Ltd. ("BAM") Class A shares, on a one-for-one basis. Following the transaction, the Corporation owns 73% of BAM, which is presented on a consolidated basis and in turn owns 100% of BAM ULC.
Q1 2025 Interim Report    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2024 is as follows:

AS AT DEC. 31, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$820	$14,231	$—	$15,051
Other financial assets	1,234	24,653	—	25,887
Accounts receivable and other[1]	3,092	28,281	(1,155)	30,218
Inventory	—	8,458	—	8,458
Assets classified as held for sale	—	10,291	—	10,291
Equity accounted investments	2,488	65,822	—	68,310
Investment properties	16	103,649	—	103,665
Property, plant and equipment	113	152,906	—	153,019
Intangible assets	85	35,987	—	36,072
Goodwill	—	35,730	—	35,730
Deferred income tax assets	342	3,381	—	3,723
Accounts payable and other[1]	(3,368)	(53,289)	1,155	(55,502)
Liabilities associated with assets classified as held for sale	—	(4,721)	—	(4,721)
Deferred income tax liabilities	(530)	(24,737)	—	(25,267)
Subsidiary equity obligations	—	(4,759)	—	(4,759)
Total	4,292	395,883	—	400,175
Common equity in investments[2]	56,147	—	(56,147)	—
Corporation’s Capital	60,439	395,883	(56,147)	400,175
Less:
Corporate borrowings	14,232	—	—	14,232
Non-recourse borrowings of managed entities	—	220,560	—	220,560
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	119,176	—	119,406
Common equity	$41,874	$56,147	$(56,147)	$41,874
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.2 billion and $1.2 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
72    BROOKFIELD CORPORATION

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2024, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2024 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2024 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with IFRS Accounting Standards as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the Corporation on May 7, 2025.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of the interim financial statements as at and for the three months ended March 31, 2025.
c)    Future Changes in Accounting Standards
i.    Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The Corporation is currently assessing the impact of these amendments.
ii.    IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the company.
Q1 2025 Interim Report    73

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”), a wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.    The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Distributable earnings from our Wealth Solutions segment is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions segment, excluding the impact of
74    BROOKFIELD CORPORATION

depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS Accounting Standards.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS Accounting Standards. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts
Q1 2025 Interim Report    75

are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$1,984	n/a	$1,846	$5,625	$6,977	$1,464	$48	$17,944
Inter-segment and other revenues[1]	1,388	n/a	3	—	13	18	(40)	1,382	i
Segmented revenues	3,372	n/a	1,849	5,625	6,990	1,482	8	19,326
DE1	880	430	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	141	183	142	n/a	(170)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	792	n/a	n/a	ii
Common equity	17,266	10,617	4,308	2,148	1,917	24,085	(19,181)	41,160
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2025, $716 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
3.Included in the determination of DE of our Asset Management segment are direct costs of $1.9 billion, other income and gains of $nil, and interest expense of $1.1 billion, prior to the elimination of inter-segment and other amounts. For the three months ended March 31, 2025, $436 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.Included in the determination of FFO are direct costs of $818 million, $3.1 billion, $4.9 billion, and $29 million, other income and gains of $5 million expense, $378 million income, $214 million income, and $nil, and interest expense of $515 million, $897 million, $828 million, and $179 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively, prior to the elimination of inter-segment and other amounts.
5.Included in the determination of NOI of our Real Estate segment are direct costs of $1.1 billion, prior to the elimination of inter-segment and other amounts.

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management[3]	Wealth Solutions[2]	Renewable Power and Transition[4]	Infrastructure[4]	Private Equity[4]	Real Estate[5]	Corporate Activities[4]	Total	Note
External revenues	$2,537	n/a	$1,535	$5,279	$12,167	$1,328	$61	$22,907
Inter-segment and other revenues[1]	1,469	n/a	—	2	14	9	(43)	1,451	i
Segmented revenues	4,006	n/a	1,535	5,281	12,181	1,337	18	24,358
DE1	838	273	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO	n/a	n/a	91	142	217	n/a	(213)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	827	n/a	n/a	ii
Common equity	17,338	10,872	4,485	2,202	1,879	23,085	(17,987)	41,874
1.We equity account for our investment in Oaktree and include our share of the DE at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended March 31, 2024, $805 million of revenue from our partner managers was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
3.Included in the determination of DE of our Asset Management segment are direct costs of $2.2 billion, other income and gains of $nil, and interest expense of $1.3 billion, prior to the elimination of inter-segment and other amounts. For the three months ended March 31, 2024, $443 million of direct costs from our partner managers was included in our Asset Management segment direct costs.
4.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
5.Included in the determination of FFO are direct costs of $707 million, $3.1 billion, $10.3 billion, and $40 million, other income and gains of $nil, $119 million, $121 million, and $nil, and interest expense of $426 million, $793 million, $846 million, and $173 million of our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, respectively, prior to the elimination of inter-segment and other amounts.
6.Included in the determination of NOI of our Real Estate segment are direct costs of $1.2 billion, prior to the elimination of inter-segment and other amounts.

i.Inter-Segment Revenues
For the three months ended March 31, 2025, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by our partner managers totaling $1.4 billion (2024 – $1.5 billion), revenues earned on construction projects between consolidated entities totaling $25 million (2024 – $17 million), and other adjustments totaling a net loss of $31 million (2024 – $35 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
76    BROOKFIELD CORPORATION

ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Note	2025	2024
Net income		$215	$519
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		952	629
Fair value changes		824	(158)
Depreciation and amortization		2,455	2,475
Deferred income taxes		(159)	(44)
Realized disposition gains in fair value changes or equity	iii	182	26
Non-controlling interests on above items		(2,999)	(2,485)
Real Estate segment disposition gains		20	(21)
Real Estate segment adjustments and other, net[1]		908	1,234
Total segments’ measures of profit or loss[2]		$2,398	$2,175
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
d)    Geographic Allocation
The company’s revenues by location are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
U.S.	$6,342	$6,383
U.K.	1,700	5,518
Canada	1,966	2,178
Australia	1,569	1,463
Brazil	1,177	1,351
India	1,144	909
Colombia	675	662
Germany	538	588
Other Europe	1,628	2,345
Other Asia	654	864
Other	551	646
	$17,944	$22,907
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The company’s consolidated assets by location are as follows:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
U.S.	$214,652	$210,633
Canada	49,255	48,663
U.K.	34,832	34,657
Australia	29,333	29,281
India	23,692	27,458
Brazil	23,835	23,113
Colombia	16,390	15,643
Germany	11,290	10,967
Other Europe	46,727	47,018
Other Asia	20,644	20,339
Other	20,927	22,652
	$491,577	$490,424
78    BROOKFIELD CORPORATION

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2025.

AS AT MAR. 31, 2025 (MILLIONS)	Private Equity and Other	Total
Cash and cash equivalents	$42	$42
Accounts receivable and other	293	293
Property, plant and equipment	120	120
Intangible assets	846	846
Goodwill	699	699
Total assets	2,000	2,000
Less:
Accounts payable and other	(166)	(166)
Deferred income tax liabilities	(81)	(81)
	(247)	(247)
Net assets acquired[1]	$1,753	$1,753
1.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the three months ended March 31, 2025, Brookfield acquired $2.0 billion of total assets and assumed $247 million of total liabilities through business combinations. Total consideration transferred for the business combinations was $1.8 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. The Corporation is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
Private Equity
On January 30, 2025, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 100% economic interest in Chemelex, a manufacturer of electric heat tracing systems in the U.S. The Corporation has control of Chemelex through voting rights and, as such, has presented the business on a consolidated basis. Total consideration paid for the business was $1.7 billion. Goodwill of $645 million was recognized and represents the growth the company expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues of $149 million and net loss of $4 million attributable to shareholders would have been recorded if the transaction had occurred at the beginning of the year for the three months ended March 31, 2025.
Renewable Power and Transition
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen S.A. (“Neoen”), a leading global renewables developer in France. In the first quarter of 2025, the subsidiary, alongside institutional partners, closed a mandatory cash tender offer to acquire additional interests in Neoen for total consideration of $3.3 billion, and held an approximate 98% effective interest as at March 31, 2025. The acquisition of additional interests have been reflected within Investing activities in the consolidated statements of cash flows.
For additional details on the December 2024 acquisition of an interest in Neoen, refer to the discussion of business combinations that occurred in the year ended December 31, 2024 on the following page.
Q1 2025 Interim Report    79

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2024. No material changes were made to those allocations disclosed in the consolidated financial statements for the year ended December 31, 2024.

AS AT DEC. 31, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity and Other	Total
Cash and cash equivalents	$553	$393	$4	$950
Accounts receivable and other	443	283	50	776
Other financial assets	345	294	10	649
Assets classified as held for sale	861	270	—	1,131
Property, plant and equipment	7,439	4,141	77	11,657
Intangible assets	—	1,580	52	1,632
Goodwill	3,556	294	49	3,899
Deferred income tax assets	60	—	—	60
Total assets	13,257	7,255	242	20,754
Less:
Accounts payable and other	(1,137)	(2,677)	(41)	(3,855)
Liabilities associated with assets classified as held for sale	(340)	(70)	—	(410)
Non-recourse borrowings	(4,736)	(478)	(14)	(5,228)
Deferred income tax liabilities	(437)	(454)	(10)	(901)
Non-controlling interests[1]	(3,015)	—	(4)	(3,019)
	(9,665)	(3,679)	(69)	(13,413)
Net assets acquired[2]	$3,592	$3,576	$173	$7,341
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.

Brookfield recorded $337 million of revenue and $22 million of net income in 2024 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $1.8 billion and $130 million to total revenues and net income, respectively.
Renewable Power and Transition
In December 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 53% economic interest in Neoen, a leading global renewables developer in France. The Corporation has control of Neoen through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $3.4 billion. Goodwill of $3.5 billion was recognized and represents the growth the company expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes.
Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $579 million and $15 million, respectively.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 29% economic interest in Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The Corporation has control of Cyxtera through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $803 million, and a bargain purchase gain of $554 million was recorded in fair value changes. No goodwill was recognized.
On September 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of a 16% economic interest in ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation. The Corporation has control of ATC India through voting rights and, as such, has presented the business on a consolidated basis. The total consideration paid for the business was $2.0 billion. Goodwill of $294 million was recognized and represents the growth the company expects to experience from the operations. The goodwill recognized is not deductible for income tax purposes.
Had the acquisitions of ATC India and Cyxtera been effective January 1, 2024, the Corporation’s revenue and net income would have increased by approximately $827 million and $96 million, respectively, for the year ended December 31, 2024.
80    BROOKFIELD CORPORATION

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 26 of the December 31, 2024 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following table lists the company’s financial instruments by their carrying value and fair value as at March 31, 2025 and December 31, 2024:

	2025		2024
AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$12,437	$12,437	$15,051	$15,051
Other financial assets
Government bonds	2,315	2,315	1,383	1,383
Corporate bonds	6,624	6,624	2,730	2,730
Fixed income securities and other	7,688	7,688	7,888	7,888
Common shares and warrants	5,929	5,929	5,744	5,744
Loans and notes receivable	7,440	7,440	8,142	8,142
	29,996	29,996	25,887	25,887
Accounts receivable and other	20,528	20,528	20,760	20,760
	$62,961	$62,961	$61,698	$61,698
Financial liabilities
Corporate borrowings	$14,607	$13,859	$14,232	$13,471
Non-recourse borrowings of managed entities
Property-specific borrowings	215,660	215,079	204,558	204,502
Subsidiary borrowings	15,597	15,710	16,002	16,076
	231,257	230,789	220,560	220,578
Accounts payable and other	42,936	42,936	45,700	45,700
Subsidiary equity obligations	3,354	3,354	4,759	4,759
	$292,154	$290,938	$285,251	$284,508
Q1 2025 Interim Report    81

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2025			2024
AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$36	$1,334	$—	$21	$1,362	$—
Corporate bonds	—	1,537	762	—	1,554	740
Fixed income securities and other	378	923	6,012	475	878	6,026
Common shares and warrants	339	1,397	4,193	661	1,319	3,764
Loans and notes receivables	—	32	8	—	31	10
	753	5,223	10,975	1,157	5,144	10,540
Accounts receivable and other	—	2,491	399	—	4,387	353
	$753	$7,714	$11,374	$1,157	$9,531	$10,893
Financial liabilities
Accounts payable and other	$67	$2,479	$3,093	$—	$2,037	$3,523
Subsidiary equity obligations	—	—	87	—	—	129
	$67	$2,479	$3,180	$—	$2,037	$3,652
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2025	Valuation Techniques and Key Inputs
Other financial assets	$5,223	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,491 / (2,479)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

82    BROOKFIELD CORPORATION

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Mar. 31, 2025	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$762	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	6,012	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	4,193	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	399 / (3,093)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(87)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended March 31, 2025:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Financial Assets	Financial Liabilities
Balance, beginning of period	$10,893	$3,652
Fair value changes in net income	39	(68)
Fair value changes in other comprehensive income[1]	41	(51)
Transfers out	—	(38)
Additions, net of disposals	401	(315)
Balance, end of period	$11,374	$3,180
1.Includes foreign currency translation.
Q1 2025 Interim Report    83

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2025	2024	2025	2024	2025	2024
Current portion	$9,394	$5,132	$20,995	$20,283	$5,506	$5,418
Non-current portion	20,602	20,755	9,508	9,935	3,200	3,040
	$29,996	$25,887	$30,503	$30,218	$8,706	$8,458
b)    Liabilities

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2025	2024	2025	2024	2025	2024
Current portion[1]	$27,904	$30,125	$1,739	$767	$36,673	$36,696
Non-current portion	24,898	25,377	12,868	13,465	194,584	183,864
	$52,802	$55,502	$14,607	$14,232	$231,257	$220,560
1.Current portion of corporate borrowings includes $1.1 billion (December 31, 2024 – $767 million) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
2.As at December 31, 2024, non-current non-recourse borrowings of managed entities included $13.8 billion of debt obligations with extension options that give the Corporation the substantive right to defer settlement beyond twelve months following the reporting date, but are subject to covenants that are required to be complied with during the twelve months following the reporting date.

84    BROOKFIELD CORPORATION

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at March 31, 2025:

AS AT MAR. 31, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) and Other[1]	Total
Assets
Cash and cash equivalents	$36	$39	$43	$—	$99	$217
Accounts receivable and other	59	250	307	150	123	889
Equity accounted investments	—	454	—	—	131	585
Investment properties	—	—	—	984	7,768	8,752
Property, plant and equipment	2,989	—	122	—	13	3,124
Assets classified as held for sale	$3,084	$743	$472	$1,134	$8,134	$13,567
Liabilities
Accounts payable and other	$481	$12	$15	$52	$3,040	$3,600
Non-recourse borrowings of managed entities	1,038	507	264	63	230	2,102
Deferred income tax liabilities	185	—	1	—	105	291
Liabilities associated with assets classified as held for sale	$1,704	$519	$280	$115	$3,375	$5,993
1.Real estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
As at March 31, 2025, assets held for sale primarily relate to:
•Eight office assets and two retail assets in the U.S., two retail assets in Brazil, a logistics asset in Japan and a logistics asset in South Korea in our LP investments included within our Asset Management segment;
•Three office assets and two retail assets in the U.S. included within our Real Estate segment;
•A 845 MW portfolio of wind assets in the U.S. and a 638 MW portfolio of solar assets in India, and 650 MW of wind, solar, and battery projects in Australia within our Renewable Power and Transition segment;
•Our interest in a U.S. gas pipeline within our Infrastructure segment; and
•A non-core business in our Indian non-bank financial services operation within our Private Equity segment.
For the three month ended March 31, 2025, we disposed of $7.4 billion and $4.0 billion of assets and liabilities, respectively, primarily related to the sales of several hospitality, retail, manufactured housing, and logistics portfolios in the U.S., an office asset in Australia, six logistics assets in Europe, a 999 MW portfolio of wind and solar assets in India, as well as partial interests in a 2.2 GW pumped storage facility in Europe and in our global intermodal logistics operation, and the sale of the shuttle tanker operation at our offshore oil services business.
Q1 2025 Interim Report    85

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)
Balance, beginning of period	$68,310
Additions, net of disposals[1]	1,389
Share of comprehensive income	255
Distributions received	(872)
Returns of capital	(112)
Foreign currency translation and other	435
Balance, end of period	$69,405
1.Includes assets sold and amounts reclassified to held for sale.

Additions, net of disposals of $1.4 billion during the period include the recognition of our equity accounted investment in Brookfield India Real Estate Trust (“India REIT”) within our real estate LP investments included in our Asset Management segment, following the deconsolidation of this investment upon the partial sale of our interest, as well as additions in our Infrastructure segment.

9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)
Fair value, beginning of period	$103,665
Additions	2,595
Dispositions	(192)
Assets reclassified as held for sale	(7,304)
India REIT deconsolidation	(3,613)
Fair value changes	(115)
Foreign currency translation and other	924
Fair value, end of period[1]	$95,960
1.As at March 31, 2025, the ending balance includes $4.2 billion of right-of-use investment properties (December 31, 2024 – $4.2 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions of $2.6 billion primarily relate to the acquisitions of a portfolio of single-family rental homes in the U.S. within our LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT MAR. 31, 2025 (MILLIONS)
Core	$18,511
Transitional and development	21,230
LP Investments	50,484
Other investment properties	5,735
$95,960
86    BROOKFIELD CORPORATION

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT MAR. 31, 2025	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.3%	4.8%	11
Transitional and development[1]	7.9%	6.3%	10
LP Investments[1]	8.4%	5.5%	9
Other investment properties[2]	7.9%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
Q1 2025 Interim Report    87

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[2]	Real Estate (LP Investments) and Other[2]	Total
Balance, beginning of period	$76,414	$52,625	$13,387	$315	$10,278	$153,019
Additions	2,004	663	673	11	74	3,425
Acquisitions through business combinations	—	—	120	—	—	120
Dispositions and assets reclassified as held for sale	(2,306)	(117)	(1,390)	(14)	(85)	(3,912)
Depreciation expense	(598)	(751)	(350)	(9)	(124)	(1,832)
Foreign currency translation and other	1,356	298	291	(3)	146	2,088
Total change	456	93	(656)	(15)	11	(111)
Balance, end of period[1]	$76,870	$52,718	$12,731	$300	$10,289	$152,908
1.Our ROU PP&E assets include $1.2 billion (December 31, 2024 – $1.1 billion) in our Renewable Power and Transition segment, $5.1 billion (December 31, 2024 – $5.2 billion) in our Infrastructure segment, $984 million (December 31, 2024 – $924 million) in our Private Equity segment, $69 million (December 31, 2024 – $80 million) in our core and transitional and development investments within our Real Estate segment and $850 million (December 31, 2024 – $829 million) within our Asset Management segment totaling $8.1 billion (December 31, 2024 – $8.1 billion) of ROU assets.
2.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
88    BROOKFIELD CORPORATION

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at March 31, 2025, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$1.1 billion of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$750 million of 4.35% notes due in 2030;
•$500 million of 2.724% notes due in 2031;
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
•$700 million of 6.35% notes due in 2034;
•$450 million of 5.675% notes due in 2035;
•$900 million of 4.70% notes due in 2047;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor);
•$750 million of 3.50% notes due in 2051;
•$400 million of 3.625% notes due in 2052;
•$950 million of 5.968% notes due in 2054;
•$500 million of 5.813% notes due in 2055;
•$700 million of 6.30% subordinated notes due in 2055; and
•$400 million of 4.625% subordinated notes due in 2080.
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Q1 2025 Interim Report    89

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at March 31, 2025, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$857	$108	$10	$—	$—	$—	$4	$11	$43	$19,587	$(2,676)	$17,944
Net income (loss) attributable to shareholders	73	(16)	—	—	—	—	4	—	14	1,989	(1,991)	73
Total assets	78,548	12,103	708	—	—	—	170	563	3,875	630,203	(234,593)	491,577
Total liabilities	33,283	10,937	702	2	—	—	2	561	3,409	319,612	(35,861)	332,647
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2024 AND FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$859	$94	$26	$—	$—	$—	$4	$11	$49	$24,341	$(2,477)	$22,907
Net income (loss) attributable to shareholders	102	(1)	16	—	—	—	4	—	33	1,592	(1,644)	102
Total assets	85,449	11,640	699	—	—	—	169	552	3,907	557,003	(168,995)	490,424
Total liabilities	39,472	10,457	693	2	—	—	1	550	3,423	312,176	(41,733)	325,041
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
90    BROOKFIELD CORPORATION

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT MAR. 31, 2025 AND DEC. 31, 2024 (MILLIONS)	2025	2024
Common shares	$10,793	$10,806
Contributed surplus	123	114
Retained earnings	16,450	17,066
Ownership changes	4,839	5,045
Accumulated other comprehensive income	8,955	8,843
Common equity	$41,160	$41,874
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the first quarter of 2025 of $0.09 per share (2024 – $0.08 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT MAR. 31, 2025 AND DEC. 31, 2024	2025	2024
Class A shares[1]	1,499,974,711	1,506,464,968
Class B shares	85,120	85,120
Shares outstanding[1]	1,500,059,831	1,506,550,088
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	91,271,627	95,805,397
Total diluted shares	1,591,331,458	1,602,355,485
1.Net of 114,151,664 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2025 (December 31, 2024 – 104,786,155).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MARCH 31	2025	2024
Outstanding, beginning of period[1]	1,506,550,088	1,523,457,459
Issued (Repurchased)
Issuances	998,145	936,298
Repurchases[2]	(8,504,410)	(13,214,462)
Long-term share ownership plans[3]	1,002,870	1,714,465
Dividend reinvestment plan and other	13,138	12,738
Outstanding, end of period[4]	1,500,059,831	1,512,906,498
1.Net of 104,786,155 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2024 (December 31, 2023 – 81,849,805).
2.Includes 10.4 million shares repurchased during the three months ended March 31, 2025, net restricted share grants, and other.
3.Includes management share option plan and restricted stock plan.
4.Net of 114,151,664 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2025 (March 31, 2024 – 93,511,317).
Q1 2025 Interim Report    91

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2025	2024
Net income attributable to shareholders	$73	$102
Preferred share dividends	(40)	(42)
Net income available to shareholders	33	60
Dilutive impact of exchangeable shares	—	—
Net income available to shareholders including dilutive impact of exchangeable shares	$33	$60

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2025	2024
Weighted average – Class A and Class B shares	1,504.0	1,518.8
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	39.5	24.8
Class A and Class B shares and share equivalents	1,543.5	1,543.6
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended March 31, 2025, the company granted 0.9 million stock options at a weighted average exercise price of $60.28. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended March 31, 2025, the company granted 1.5 million escrowed shares at a weighted average price of $60.28. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 31.3% volatility, a weighted average expected dividend yield of 0.8% annually, a risk-free rate of 4.4% and a liquidity discount of 25%.

92    BROOKFIELD CORPORATION

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,125	$—	$1,723	$4,860	$6,204	$631	$14,543
Other revenue	859	48	123	765	773	833	3,401
	$1,984	$48	$1,846	$5,625	$6,977	$1,464	$17,944

FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,263	$—	$1,494	$4,618	$11,363	$667	$19,405
Other revenue	1,274	61	41	661	804	661	3,502
	$2,537	$61	$1,535	$5,279	$12,167	$1,328	$22,907
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED MAR. 31, 2025 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$268	$46	$—	$4,315	$377	$5,006
Services transferred over a period of time	857	1,677	4,860	1,889	254	9,537
	$1,125	$1,723	$4,860	$6,204	$631	$14,543

FOR THE THREE MONTHS ENDED MAR. 31, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$395	$87	$—	$9,589	$418	$10,489
Services transferred over a period of time	868	1,407	4,618	1,774	249	8,916
	$1,263	$1,494	$4,618	$11,363	$667	$19,405

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2025	2024
Investment properties	$(115)	$87
Transaction related income, net of expenses	72	428
Financial contracts	90	57
Impairment and provisions	(346)	(73)
Other fair value changes	(525)	(341)
	$(824)	$158
Q1 2025 Interim Report    93

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2024 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the record date, which is 15 days prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

94    BROOKFIELD CORPORATION

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Vice-chair of Ontario Health, former President and Chief Executive Officer, General Electric Canada Company Inc., and former Vice-President, General Electric Company	Maureen Kempston Darkes, O.C., O.ONT. Former Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Ambassador, Frontier Economics Ltd.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Brian D. Lawson Vice Chair, Brookfield Corporation	Hutham S. Olayan Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Management L.P.	Satish Rai Chair of Richcraft Properties and Vice-Chair of Forum Asset Management, and former Senior Advisor and Chief Investment Officer of OMERS
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group	Diana L. Taylor Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority
Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer
Justin B. Beber, Chief Operating Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q1 2025 Interim Report    95

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central
+85.23655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo